Form 10-K, Exhibit 13
period 1995-12-31
HUTTON GSH COMMERCIAL PROPERTIES 1
filed 1996-04-01
CIK 353891

EXHIBIT 13


                         Commercial Properties 1, L.P.

                       1995 Annual Report to Unitholders

Commercial Properties 1, L.P., formerly Hutton/GSH Commercial Properties 1, L.P. (the "Partnership"), is a limited partnership formed in 1982 to acquire, operate and hold for investment commercial real estate properties. The Partnership's investments are currently comprised of a research and development building in San Jose, California, an office building in Orlando, Florida, and two office/warehouse properties located in Norcross, Georgia. Provided below is a comparison of lease levels at the Properties as of December 31, 1995 and 1994.


                                                     Percentage Leased
Property                                Location        1995    1994

Swenson Business Park - Building B      San Jose, CA     100%   100%*
Maitland Center Office Building A       Orlando, FL       95%    93%
Watkins Center                          Norcross, GA      91%    83%
Dawson Business Center                  Norcross, GA      85%    87%


*Includes lease executed on January 31, 1995. See the Property Profiles & Leasing Update section of this report.




     Administrative Inquiries        Performance Inquiries/Form 10-Ks
     Address Changes/Transfers       First Data Investor Services Group
     Service Data Corporation        P.O. Box 1527
     2424 South 130th Circle         Boston, Massachusetts 02104-1527
     Omaha, Nebraska 68144-2596      Attn: Financial Communications
     800-223-3464 (select option 1)  800-223-3464 (select option 2)




                              Message to Investors


We are pleased to present the 1995 Annual Report for Commercial Properties 1, L.P. Partnership operations improved considerably in 1995 as the General Partners leased the entire space at Swenson Business Park - Building B and made significant leasing progress at Watkins Center. The General Partners also reached an agreement on the equity convertible loan on 965 Ridgelake Office Building, the proceeds of which were distributed to the Limited Partners. As a result of the improved operations and settlement of the equity convertible loan, the General Partners reinstated the Partnership's quarterly cash distributions in February 1996. Additional details on these developments and on leasing activity and operations at the Partnership's Properties, as well as an update on their respective markets, is included in this report.


Equity Convertible Loan

As discussed in prior correspondence, the Partnership held a $1.5 million non-interest bearing second mortgage (the "Loan") which matured on August 17, 1995. At the time, the borrower was unable to pay the entire outstanding balance of the loan and initially offered to satisfy the obligation by paying a substantially discounted amount. Following subsequent negotiations, and after evaluating various alternatives, including acquiring the property, an agreement was reached whereby the Partnership received $1,150,000 in full satisfaction of the loan. The Limited Partners' share of the proceeds, totaling $15.18 per Unit, was distributed on February 9, 1996.


Cash Distributions

In light of the repayment of the Loan and following a review of the Partnership's anticipated cash needs and current cash position, the General Partners reinstated quarterly cash distributions beginning with the 1995 fourth quarter. A distribution, in the amount of $4.00 per Unit, was paid to Limited Partners on February 9, 1996. Cash distributions had been suspended since the second quarter of 1993 in order to increase cash reserves to fund leasing contingencies at the Partnership's Properties. Since inception, Limited Partners have received cash distributions totaling $205.40 per Unit, including return of capital payments in the amount of $111.18 per Unit which reduced each Limited Partner's Unit size from $500 to $388.82. The timing and amount of future cash distributions will be determined quarterly and will depend on the adequacy of the Partnership's cash flow from operations and certain cash reserve requirements.


Market Overview

Although still lagging behind other sectors of real estate, the commercial office market showed signs of improvement during 1995, particularly in the suburban office sector. The national vacancy rate declined to approximately 11.5% as of the fourth quarter of 1995, down from approximately 16% as of year-end 1994. In general, the gap between supply and demand is gradually narrowing as the existing supply of office space is absorbed. However, demand for office space varies widely from region to region as corporate layoffs persist and companies continue to be selective in their choice of location. Moreover, despite the resurgence of investment in other segments of the real estate industry, lenders continue to be selective in providing capital for commercial office properties. With respect to the Partnership's Properties, the San Jose market strengthened substantially during late 1995, resulting from the recent business expansion in the technology industry. Additionally, the Norcross and Maitland Center submarkets experienced improvements during the year, with continued job growth and healthier economic conditions within their respective markets.


Summary

During 1996, we will focus on leasing the vacant space at the Partnership's Properties, particularly at Watkins Center and Dawson Business Center, and renewing any leases which are scheduled to expire at the Properties. Additionally, the General Partners intend to closely monitor generally improving market conditions to determine the future strategy for marketing the Properties for sale. We will update you with respect to these efforts in future investor reports.

Very truly yours,

CP1 Real Estate Services Inc.          Hogan Stanton Investment, Inc.
General Partner                        General Partner of HS Advisors II, Ltd.

/s/Kenneth L. Zakin                    /s/Robert M. Stanton
Kenneth L. Zakin                       Robert M. Stanton
President                              Chairman

March 25, 1996




                       Property Profiles & Leasing Update


SWENSON BUSINESS PARK-BUILDING B  San Jose, California
Swenson Building B is a 49,782 square foot research and development facility situated within a 65-acre business park which is located just north of central San Jose in California. The property provides an attractive location for many high technology companies due to its easy access to the San Jose Airport and Interstate 880.


Leasing Update - As previously reported, the General Partners executed a ten-year lease with Allstate Insurance Company ("Allstate") on January 31, 1995 for 100% of the property's leasable space. The lease was executed at prevailing market rental rates and provides Allstate with an option to cancel the lease after five years, subject to the payment of a significant cancellation fee. Allstate began making rental payments on April 15, 1995 and took occupancy of the space in July 1995, following the completion of various tenant improvements. Allstate's lease generated $583,900 in rental revenues or approximately 14% of the Partnership's 1995 consolidated revenues.

San Jose Market Update - Market conditions in the Silicon Valley strengthened throughout the year. According to Emerging Trends in Real Estate, the turn-around in the research and development sector can be greatly attributed to the wave of high-technology and biotechnology industry expansions, in addition to an increasing number of start-up companies. Vacancy rates for the research and development sector in the Silicon Valley market declined at year-end 1995 to 4.9% from 10.8% a year earlier. The San Jose market, located within the Silicon Valley, showed significant improvement as economic conditions in the area strengthened. As a result, the vacancy rate in San Jose fell to 6.6% as of the fourth quarter of 1995, from 8.9% for the corresponding period in 1994. The area started experiencing increases in rental rates during the latter half of 1995 which are expected to continue to increase during 1996.



MAITLAND CENTER OFFICE BUILDING A  Orlando, Florida
Maitland Center Office Building A is a 95,000 square foot, three-story brick and glass office building located in Maitland Center Office Park, a 230-acre development in northwest metropolitan Orlando.

Leasing Update - During the year, the General Partners executed one new lease for 3,383 square feet and one three-year lease renewal for 6,380 square feet. However, two tenants occupying a total of 2,121 square feet, vacated the premises upon expiration of their respective leases. As a result, the property was 95% leased at December 31, 1995 versus 93% at the same time in 1994. One lease for 2,198 square feet is scheduled to expire in November of 1996. The General Partners will approach the tenant regarding renewal at the appropriate time. Approximately 12% of the Partnership's 1995 consolidated revenues, or $488,940, was generated by one lease representing 43% of the property's leasable area.

Orlando Market Update - Orlando's 6% increase in its employment base, high population growth and increased tourism over the past year have made the region one of the strongest economies nationwide. As a result, businesses in the area have expanded, increasing demand for office space in general. The overall vacancy rate in Orlando decreased to 6.4% as of the fourth quarter of 1995, the lowest level in 15 years. Benefiting from Orlando's improving conditions is the Maitland Center submarket, with approximately 3.6 million square feet of office space, representing the largest submarket outside of downtown Orlando. As of the 1995 fourth quarter, the Maitland submarket had a vacancy rate of 3.4%, compared with 6.7% in the fourth quarter of 1994. The use of rental concessions to attract prospective tenants has diminished and rental rates have increased slightly. However, several large companies are expected to relocate out of the Maitland submarket into build-to-suit facilities in 1996, increasing the supply of available space, which in the short term, could adversely affect the value and sales opportunities of office buildings located in this submarket.


WATKINS CENTER & DAWSON BUSINESS CENTER  Norcross, Georgia
Watkins Center is an office/warehouse facility comprised of fifteen one-story buildings (four distribution buildings and eleven office/service buildings) containing 362,419 leasable square feet. Dawson Business Center is a light industrial facility located adjacent to Watkins Center. The property consists of five one-story office/service buildings with a total of 75,703 leasable square feet.

Leasing Activity - Watkins Center caters to a broad range of small businesses and substantial leasing activity occurs on an ongoing basis at the property. Eighteen new leases totaling 81,381 square feet and eleven lease renewals totaling 33,288 square feet were executed during 1995. As of December 31, 1995, the property was 91% leased, compared to 83% as of December 31, 1994. Sixteen leases totaling 37,379 square feet are scheduled to expire in 1996.

At Dawson Business Center, the General Partners executed two new leases for 2,778 square feet and one lease renewal for 1,930 square feet. This leasing activity was offset by the vacancy of several tenants and the property's lease level declined slightly to 85% as of December 31, 1995 versus 87% a year earlier. Ten leases totaling 16,158 square feet are scheduled to expire in 1996.

Norcross Market Update - During 1995, Atlanta continued to lead the nation in economic and job growth, with approximately 36,400 jobs created during the first half of the year, according to Market Focus, a respected industry publication. In particular, the services and trade sectors have experienced the most growth. This trend positively impacted the entire Atlanta region, including the Northeast/I-85 submarket, in which Norcross county is located, as evidenced by the submarket's improved vacancy rate of 6.4% at year-end 1995 versus a rate of 9.8% in 1994. These improving conditions have led to a gradual increase in rental rates and, consequently, property values have also begun to rise. These trends are expected to continue throughout 1996.



For The Years Ended December 31,
(dollars in thousands except per Unit data)

                              1995      1994      1993      1992      1991

Total income                 4,205   $ 3,277   $ 3,658   $ 3,740   $ 3,110
Net income (loss)             (290)     (383)     (250)       63      (361)
Net income (loss) per Unit   (4.47)    (5.11)    (3.61)      .75     (4.33)
Total assets                22,512    22,919    23,628    24,589    26,088
Mortgage payable             4,992     5,170     5,331     5,476     5,609
Net cash from operations     1,320       373       968       887     1,012
Cash distributions per
Limited Partnership Unit     19.18*     --        2.50     15.00     17.00

*  Paid February 9, 1996.  Includes $15.18 per Unit return of capital.

The above selected financial data should be read in conjunction with the financial statements and related notes included in this report.


- -       Total income was higher in 1995 due to higher rental income associated with the execution of the Allstate lease at Swenson Business Park Building B and higher occupancy rates at Maitland Center Office
        Building A and Watkins Center.

- -       The lower net loss in 1995 is primarily attributable to higher rental income partially offset by higher total expenses.

- -       Net cash from operations increased primarily due to higher rental income in 1995.



Consolidated Balance Sheets
December 31, 1995 and 1994

Assets                                           1995                  1994

Real estate investments, at cost:
        Land                            $   4,871,718         $   4,871,718
        Buildings and improvements         28,180,988            27,225,346

                                           33,052,706            32,097,064
        Less- accumulated depreciation    (13,642,791)          (12,413,346)

                                           19,409,915            19,683,718
Cash and cash equivalents                   2,040,428             1,068,352
Restricted cash                               196,362               162,969
Accounts and rent receivable,
net of allowance for
doubtful accounts of $51,065 in 1994          138,460                81,493
Deferred rent receivable                      195,197               126,572
Prepaid leasing costs, net of accumulated
  amortization of $172,695 in 1995
  and $67,871 in 1994                         443,745               272,178
Note receivable, net of unaccreted discount
   of $75,808 in 1994                               0             1,424,192
Other assets                                   87,565                99,609

Total Assets                             $ 22,511,672          $ 22,919,083



Liabilities and Partners' Capital

Liabilities:
   Mortgage notes payable                $  4,991,850          $  5,169,687
   Distribution payable                     1,483,333                     0
   Accounts payable and accrued expenses       99,941               106,717
   Due to affiliates                           37,748                46,408
   Security deposits payable                  199,507               170,179
   Prepaid rent                                62,974                 8,295

         Total Liabilities                  6,875,353             5,501,286

Minority interest                             832,564               840,517

Partners' Capital (Deficit):
    General Partners                         (929,816)             (929,816)
    Limited Partners
        (75,000 units outstanding)         15,733,571            17,507,096

          Total Partners' Capital          14,803,755            16,577,280

Total Liabilities and Partners' Capital  $ 22,511,672          $ 22,919,083




Consolidated Statements of Operations
For the years ended December 31, 1995, 1994 and 1993


Income                                    1995          1994            1993

Rent                              $ 4,071,9870   $ 3,076,135     $ 3,490,365
Interest                               132,699       200,887         157,117
Other                                        0             0          10,313

        Total Income                  4,204,686    3,277,022       3,657,795

Expenses

Property operating                    1,637,509    1,563,128       1,597,198
Depreciation and amortization         1,718,858    1,361,343       1,465,151
Interest                                499,347      515,849         530,817
General and administrative              262,764      254,561         254,454
Bad debt expense                        384,353       72,977         208,446

        Total Expenses                4,502,831    3,767,858       4,056,066

Loss before minority interest          (298,145)    (490,836)       (398,271)

Minority interest in loss of
   consolidated venture                   7,953      107,390         148,489

        Net Loss                  $    (290,192) $  (383,446)    $  (249,782)


Net Income (Loss) Allocated:

To the General Partners           $      44,833  $         0     $    20,833
To the Limited Partners                (335,025)    (383,446)       (270,615)

                                  $    (290,192) $  (383,446)    $  (249,782)


Per limited partnership unit
        (75,000 outstanding)            $ (4.47)     $ (5.11)        $ (3.61)




Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                   General         Limited
                                   Partners        Partners            Total

Balance at January 1, 1993       $ (929,816)   $ 18,348,657     $ 17,418,841
Net income (loss)                    20,833        (270,615)        (249,782)
Distributions                       (20,833)       (187,500)        (208,333)

Balance at December 31, 1993       (929,816)     17,890,542       16,960,726
Net loss                                  0        (383,446)        (383,446)

Balance at December 31, 1994       (929,816)     17,507,096       16,577,280
Net loss                             44,833        (335,025)        (290,192)
Distributions                       (44,833)     (1,438,500)      (1,483,333)

Balance at December 31, 1995    $ (929,816)    $ 15,733,571     $ 14,803,755




Consolidated Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993


Cash Flows from Operating Activities:         1995         1994          1993

Net loss                                $ (290,192)  $ (383,446)   $ (249,782)
Adjustments to reconcile net loss
   to net cash provided by
   operating activities:
   Depreciation and amortization         1,718,858    1,361,343     1,465,151
   Accretion of discount on
   note receivable                         (75,808)    (152,123)     (102,448)
   Bad debt expense-loss on
   note receivable                         350,000            -             -
   Minority interest in loss of
   consolidated venture                     (7,953)    (107,390)     (148,489)
   Increase (decrease) in cash
   arising from changes in operating
   assets and liabilities:
     Restricted cash                       (33,393)     (24,196)      (51,261)
     Accounts and rent receivable, net     (56,967)      31,211        26,649
     Prepaid leasing costs                (296,611)    (257,017)      (67,875)
     Deferred rent receivable              (68,625)      (6,247)       24,494
     Other assets                           12,044      (31,937)      (10,340)
     Accounts payable and
     accrued expenses                       (6,776)      14,819       (25,066)
     Due to affiliates                      (8,660)       1,318         3,377
     Security deposits payable              29,328       34,142        10,139
     Prepaid rent                           54,679     (107,029)       93,638

Net cash provided by
   operating activities                 1,319,924       373,448       968,187

Cash Flows from Investing Activities:

Additions to real estate               (1,320,011)   (1,207,722)     (671,420)
Note receivable                         1,150,000             -             -

Net cash used for investing activities   (170,011)   (1,207,722)     (671,420)

Cash Flows from Financing Activities:

Mortgage principal payments              (177,837)     (161,334)     (145,267)
Cash distributions                              -             -      (500,000)

Net cash used for financing activities   (177,837)     (161,334)     (645,267)

Net increase (decrease) in cash
 and cash equivalents                     972,076      (995,608)     (348,500)
Cash and cash equivalents at
 beginning of year                      1,068,352     2,063,960     2,412,460

Cash and cash equivalents
 at end of year                       $ 2,040,428   $ 1,068,352   $ 2,063,960



Supplemental Disclosure of Cash Investing Activities:

Cash paid for interest                  $ 499,347     $ 515,849     $ 530,817



Supplemental Disclosure of Non-Cash Investing Activity:

During 1995, the Partnership wrote-off $364,369 of fully depreciated tenant improvements.



Notes to Consolidated Financial Statements
December 31, 1995, 1994 and 1993

1. Organization

Commercial Properties 1, L.P. (the "Partnership"), formerly Hutton/GSH Commercial Properties 1, was organized as a limited partnership under the laws of the state of Virginia pursuant to a Certificate and Agreement of limited partnership dated and filed June 5, 1981, as amended and restated on April 30, 1982 (the "Partnership Agreement"). The Partnership was formed for the purpose of making acquisitions in and operating certain types of commercial real estate. The General Partners of the Partnership are CP1 Real Estate Services Inc. ("RE Services"), which is an affiliate of Lehman Brothers (see below) and HS Advisors, Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan, Inc. ("GSH"). The Partnership will continue until December 31, 2010, unless sooner terminated in accordance with the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. ("Lehman Brothers").
The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton". Consequently, effective October 22, 1993, the Hutton Real Estate Services IV, Inc. General Partner changed its name to CP1 Real Estate Services Inc. Additionally, effective August 3, 1995, the Partnership changed its name to Commercial Properties 1, L.P., to delete any reference to "Hutton."

On August 1, 1993, GSH transferred all of its leasing, management and sales operations to Goodman Segar Hogan Hoffler, L.P., a Virginia limited partnership ("GSHH"). On that date, the leasing, management and sales operations of a portfolio of properties owned by the principals of Armada/Hoffler were also obtained by GSHH. The General Partner of GSHH is Goodman Segar Hogan Hoffler, Inc., a Virginia corporation ("GSHH Inc."), which has a one percent interest in GSHH. The stockholders of GSHH Inc. are GSH with a sixty-two percent stock interest and H.K. Associates, L.P., an affiliate of Armada/Hoffler ("HK"), with a thirty-eight percent stock interest. The remaining ninety-nine percentage interests in GSHH are limited partnership interests owned fifty percent by GSH and forty-nine percent by HK. The transaction did not affect the ownership of the General Partners.

On March 15, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.


2. Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Consolidation - The consolidated financial statements include the accounts of the Partnership and its ventures, Watkins Center Joint Venture, Dawson Business Center Joint Venture, Maitland Center Associates and Beta Building Associates Joint Venture. Intercompany accounts and transactions between the Partnership and the ventures have been eliminated in consolidation.

Real Estate Investments - Real estate investments, which consist of commercial buildings, are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the property plus closing costs, acquisition and legal fees and capital improvements. Depreciation is computed using the straight-line method based on an estimated useful life of 25 years except for tenant improvements which are depreciated over the terms of the respective leases.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 the fourth quarter of 1995. Based on current circumstances, the adoption of FAS 121 had no impact on the financial statements.

Cash Equivalents - Cash equivalents consist of short-term highly liquid investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Restricted Cash - Restricted cash consists of security deposits and amounts held in escrow for the payment of real estate taxes.

Deferred Rent Receivable - Deferred rent receivable consists of rental income recognized on a straight-line basis over the terms of the respective leases but will not be received until later periods as a result of rent concessions.

Prepaid Leasing Costs - Leases are accounted for as operating leases. Prepaid leasing costs are amortized over the terms of the leases.

Note Receivable Discount - The discount on the non-interest bearing note receivable was accreted over the life of the note.

Income Taxes - No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar average maturities, the fair value of long-term debt approximates carrying value.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain 1994 amounts have been reclassified to conform with the financial statement presentation used in 1995.


3. The Partnership Agreement

The Partnership Agreement provides that net cash from operations, as defined, to the extent available, will be distributed on a quarterly basis 90% to the Limited Partners and 10% to the General Partners. Net proceeds from sales or refinancings shall be distributed 99% to the Limited Partners and 1% to the General Partners until each Limited Partner has received an amount equal to its adjusted capital value, as defined, and an 8% cumulative annual return thereon, reduced by any net cash from operations actually distributed to such Limited Partner. The balance of net proceeds, if any, will be distributed 85% to the Limited Partners and 15% to the General Partners.

Taxable losses for any fiscal year shall be allocated 98% to the Limited Partners and 2% to the General Partners, provided, however, that the deficit balance of the General Partners' capital account does not exceed the amount they are required to contribute upon dissolution of the Partnership, discussed below. Taxable income for any fiscal year will be allocated in substantially the same manner as net cash from operations. In 1995 and 1994, net loss was allocated 100% to the Limited Partners as a result of the negative balance in the General Partners' capital accounts exceeding their maximum required contribution upon dissolution. In 1993, income was allocated to the General Partners in an amount equal to their current year cash distributions. This was done in order not to further increase the General Partners' deficit beyond their obligations required by the Partnership Agreement, discussed below.

Gains from sales, as defined, shall be allocated in substantially the same manner as net proceeds from sales or refinancings.

Upon the dissolution of the Partnership, the General Partners shall contribute to the capital of the Partnership an amount not to exceed 1% of the total capital contributions made by all the Partners, less any prior capital contributions made by the General Partners. In no event shall the General Partners be obligated to contribute an amount in excess of any negative balance in their respective capital accounts. As of December 31, 1995, the maximum amount that the General Partners would be required to contribute is approximately $372,819.

If, as a result of the dissolution of the Partnership, the sum of the Limited Partners' capital contributions plus an amount equal to an 8% cumulative annual return on each Limited Partner's adjusted capital value less any distributions made to each Limited Partner from net cash flow from operations exceeds total contributions to the Limited Partners of net proceeds from a sale or refinancing, the General Partners will contribute to the Partnership for distribution to the Limited Partners an amount equal to the lesser of such excess or the aggregate distribution of net proceeds from a sale or refinancing distributed to the General Partners.


4. Real Estate Investments

Since inception, the Partnership has acquired four commercial office buildings through investments in joint ventures with unaffiliated coventurers as follows:


                     Square                              Date
Property Name          Feet          Location        Acquired         Price

Watkins Center      362,419      Norcross, GA         5/26/82   $10,570,000
Dawson Center        75,703      Norcross, GA         1/25/83   $ 2,789,885
Maitland Center      95,000       Orlando, FL         8/19/83   $ 6,961,000
Swenson Building B   49,782      San Jose, CA         4/06/84   $ 4,100,000



The joint venture partnership agreements substantially provide that:

        i. Net cash from operations will be distributed 100% to the Partnership until it has received an annual, noncumulative preferred return on its capital contribution, as adjusted, ranging from 8% to 12%. With regard to Watkins Center, net cash from operations will then be distributed 100% to the coventurer until it has received an 8% annual, noncumulative return on its interest in the venture. Thereafter, any remaining cash from operations is generally shared in ratios relating to the various ownership interests of the Partnership and coventurers.

        ii. Net proceeds from a sale or refinancing of the properties will be distributed 100% to the Partnership until it has received 120% of its capital contribution, as adjusted, plus an amount equal to any deficiencies (on a cumulative basis) in distributions of the Partnership's preferred return of net cash from operations. Then, in the case of Watkins Center, net proceeds will be distributed to the coventurer until it receives a 120% return on its capital contribution plus an amount equal to any deficiencies (on a cumulative basis) in distributions of the coventurers preferred return of net cash from operations. Any remaining net proceeds will be distributed in ratios ranging from 50% to 65% to the Partnership and the balance to the venture partners.

        iii. Taxable income will be allocated in substantially the same manner as net cash from operations. With regard to Watkins Center, 75% will be allocated to the Partnership and the balance to the coventurer. Tax losses will be allocated in ratios ranging from 50% to 100% to the Partnership and the balance to the venture partners.


5. Note Receivable

On August 20, 1990, the Partnership received cash from the developer of the 965 Ridgelake Boulevard, Memphis, Tennessee property (the "Property") totaling $5,000,000 and a non-interest bearing/profit participation second subordinated five year note for $1,500,000 which has been discounted at 10%, secured by the Property, in satisfaction of the Partnership's equity convertible loan receivable. The note was due on August 17, 1995. On December 28, 1995, the partnership received $1,150,000 in satisfaction of the $1,500,000 note receivable. The remaining $350,000 was declared uncollectible and is included in 1995 bad debt expense.


6. Mortgage Notes Payable

The first mortgage loan, secured by Watkins Center, is evidenced by two mortgage notes. The net book value of Watkins Center is $8,712,045 at December 31, 1995. The estimated fair value of the two mortgage notes at December 31, 1995 is approximately equal to the outstanding principal. Mortgage notes payable at December 31, 1995 and 1994 are as follows:



                                                   1995               1994

First mortgage note payable in monthly
 installments of $23,278 including
 interest at 9.375%, through
 July 10, 1997, at which time the
 entire unpaid principal is due             $ 2,055,180        $ 2,137,210
First mortgage note payable in
 monthly installments of $33,154,
 including interest at 10.125%,
 through July 10, 1997, at which time
 the entire unpaid principal is due           2,936,670          3,032,477

                                            $ 4,991,850        $ 5,169,687


Annual maturities of mortgage principal over the next two years are as follows:

        Year                                                  Amount

        1996                                             $   196,030
        1997                                               4,795,820

                                                         $ 4,991,850



7. Rental Income Under Operating Leases

Future minimum rental income to be received on operating leases as of December 31, 1995 is as follows:

        Year                                                    Amount

        1996                                              $  4,194,837
        1997                                                 3,577,826
        1998                                                 2,534,949
        1999                                                 1,313,875
        2000                                                   979,109
        Thereafter                                           3,604,672

                                                          $ 16,205,268


Generally, leases are for terms ranging from three to five years. The leases allow for increases in certain property operating expenses to be passed on to tenants. In 1995, 1994 and 1993, 12%, 16% and 31% of consolidated rental revenue was provided by AT&T Information Systems ("AT&T"). In 1995, 14% of consolidated rental revenue was provided by Allstate Insurance Company ("Allstate").


8. AT&T Information Systems Lease

A lease with AT&T at Maitland Center, which occupied 62,950 square feet or approximately 67% of the property's leasable area, expired on December 31, 1993. The General Partners negotiated a lease for 40,745 square feet, approximately 43% of the property's leasable area, commencing on April 1, 1994 and, unless extended pursuant to certain provisions contained within the lease, ending on December 31, 1998. The lease provides for base rent in an amount equal to $488,940 per annum, payable in equal monthly installments of $40,745 in advance on the first day of every calendar month. The lease provides AT&T the right to extend the lease for two consecutive periods of three years each. Exercise of the first extension option does not obligate AT&T to exercise the option for the second term. The lease also provides AT&T with the right to terminate at any time after the thirty-sixth month of the term. AT&T shall provide the Partnership with not less than six months prior written notice of its intent to terminate and shall be required to pay a termination penalty of $211,874.


9. Transactions with the General Partners and Affiliates

The following is a summary of amounts earned by, or reimbursed to, the General Partners and their affiliates for property management fees and administrative salaries and expenses during the years ended December 31, 1995, 1994 and 1993.


                           Unpaid at
                         December 31,                  Earned
                                1995         1995        1994         1993

Reimbursement of:
  Out-of-pocket expenses    $ 11,648     $ 22,515    $ 14,453       12,192
  Administrative salaries
  and expenses                20,300       62,718      73,299       60,409
Property management
fees (GSH)                     5,800      154,608     147,750      159,952

                            $ 37,748    $ 239,841   $ 235,502    $ 232,553




Property Management fees
  and administrative          Unpaid at
salaries and expenses       December 31,                Earned
                                   1995       1995        1994         1993

CP1 Services and affiliates    $ 22,978   $ 75,545    $ 77,000     $ 60,409
HS Advisors and affiliates       14,770    164,296     158,502      172,144

                               $ 37,748  $ 239,841   $ 235,502    $ 232,553



10. Reconciliation of Financial Statement Net Loss to Federal Income Tax Basis Net Loss

Reconciliation of financial statement net loss to federal income tax basis net loss:

                                      Years Ended December 31,

                                         1995            1994            1993

Financial statement net loss       $ (290,192)     $ (383,446)     $ (249,782)
Tax basis depreciation over
  financial statement depreciation    250,868          21,758          28,610
Adjustment for deferred rent,
 free rent                            (13,862)       (113,277)        121,282
Adjustment for bad debt expense       (51,065)        (75,251)         42,420
Other miscellaneous adjustments          (461)       (146,682)       (149,858)

Federal income tax basis
 net loss                          $ (104,712)     $ (696,898)     $ (207,328)




                         Report of Independent Auditors


The Partners
Commercial Properties 1, L.P.
and Consolidated Ventures


We have audited the accompanying consolidated balance sheets of Commercial Properties 1, L.P. and Consolidated Ventures as of December 31, 1995 and 1994, and the related consolidated statements of operations, partner's capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the consolidated financial position of Commercial Properties 1, L.P. and Consolidated Ventures at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



ERNST & YOUNG LLP



Boston, Massachusetts
January 30, 1996
except for Note 1, as to which the date is March 15, 1996



Comparison of Acquisition Costs to Appraised Value and
Determination of Net Asset Value Per $388.82 Unit at December 31, 1995
(Unaudited)

                                        Acquisition Cost
                                         (Purchase Price        Partnership's
                                            Plus General             Share of
                    Date of Acquisition         Partners'         December 31,
                   or Funding of Equity      Acquisition       1995 Appraised
Property               Convertible Loan             Fees             Value (1)

Watkins Center (2)             05-26-82      $ 6,468,661          $ 7,362,054
Dawson Business Center         01-25-83        3,514,325            3,450,000
Maitland Center Building A     08-19-83        7,342,558            8,100,000
Swenson Business Park
 Building B                    04-06-84        4,259,454            4,700,000

                                            $ 21,584,998         $ 23,612,054

Cash and cash equivalents                                           2,040,428
Restricted cash                                                       196,362
Accounts and rent receivable,
 net of allowance for doubtful
 accounts                                                             138,460
Other assets                                                           87,565

                                                                   26,074,869
Less:
Total liabilities - net of mortgage notes                          (1,883,503)

Partnership Net Asset Value                                      $ 24,191,366

Net Asset Value Allocated:
Limited Partners                                                 $ 23,949,452
General Partners                                                      241,914

                                                                 $ 24,191,366

Net Asset Value Per Unit
(75,000 units outstanding)                                           $ 319.33


(1)This represents the Partnership's share of the December 31, 1995 Appraised Values which were determined by an independent property appraisal firm. The Partnership's share of the December 31, 1995 Appraised Values takes into account the allocation provisions of the joint venture agreements governing the distribution of sales proceeds for each of the properties.

(2)The Acquisition Cost and the Partnership's share of the December 31, 1995 Appraised Value are net of the outstanding mortgage note balances at the time of acquisition and at December 31, 1995, respectively.


Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. Further, the appraised value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold is likely to be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.




                         COMMERCIAL PROPERTIES 1, L.P.
            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995


                                                           Cost Capitalized
                                                                 Subsequent
                        Initial Cost to Partnership          To Acquisition



                                                 Buildings and   Buildings and
Description          Encumbrances         Land    Improvements    Improvements

Commercial Property:
Consolidated Ventures:

Watkins Center
Norcross, GA           $4,991,850  $ 1,938,440    $ 12,920,239     $ 1,227,586

Dawson Center
Norcross, GA                    0      506,336       1,938,777       1,174,191

Maitland Center
Orlando FL                      0    1,215,861       5,174,612       2,394,879

Swenson Business Park
San Jose, CA                    0    1,211,081       1,644,094       1,706,610


                       $4,991,850  $ 4,871,718    $ 21,677,722     $ 6,503,266





                         COMMERCIAL PROPERTIES 1, L.P.
            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995




			Gross Amount at Which Carried at Close of Period


                                  Buildings and                   Accumulated
Description                  Land  Improvements       Total(2) Depreciation(1)

Commercial Property:
Consolidated Ventures:

Watkins Center
Norcross, GA          $ 1,938,440  $ 14,147,825  $ 16,086,265     $ 7,374,220

Dawson Center
Norcross, GA              506,336     3,112,968     3,619,304       1,574,811

Maitland Center
Orlando, FL             1,215,861     7,569,491     8,785,352       3,544,460

Swenson Business Park
San Jose, CA            1,211,081     3,350,704     4,561,785       1,149,300

                      $ 4,871,718  $ 28,180,988  $ 33,052,706    $ 13,642,791
                                                          (2)             (1)




                         COMMERCIAL PROPERTIES 1, L.P.
            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995


                                                               Life on which
                                                                Depreciation
                                                                      Latest
                            Date of             Date       Income Statements
Description            Construction         Acquired             is Computed

Commercial Property:
Consolidated Ventures:

Watkins Center
Norcross, GA            1977 - 1980         05/26/82                  1 - 25

Dawson Center
Norcross, GA                   1982         01/25/83                  1 - 25

Maitland Center
Orlando, FL             1982 - 1984         08/19/83                  1 - 25

Swenson Business Park
San Jose, CA            1984 - 1985         04/06/84                  1 - 25


(1) For Federal income tax purposes, the amount of accumulated depreciation is $16,589,498.
(2) For Federal income tax purposes, the basis of land, building and improvements is $33,457,905.
(3) Tenant Improvements are depreciated on a straight-line basis over lives of the respective leases.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1995, 1994 and 1993:

Real Estate investments:             1995              1994             1993

Beginning of year            $ 32,097,064      $ 30,932,307     $ 32,042,186
Acquisitions                    1,320,011         1,207,722          671,420
Deletions                        (364,369)          (42,965)      (1,781,299)

End of year                  $ 33,052,706      $ 32,097,064     $ 30,932,307

Accumulated Depreciation:

Beginning of year            $ 12,413,346      $ 11,149,056     $ 11,609,292
Depreciation expense            1,593,814         1,307,255        1,321,063
Deletions                        (364,369)          (42,965)      (1,781,299)

End of year                  $ 13,642,791        12,413,346     $ 11,149,056





                        Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Commercial Properties 1, L.P. of our report dated January 30, 1996, included in the 1995 Annual Report to Shareholders of Commercial Properties 1, L.P. and Consolidated Ventures.

Our audit also included the financial statement schedule of Commercial Properties 1, L.P. and Consolidated Ventures listed in Item 14(a). This schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.



ERNST & YOUNG LLP



Boston, Massachusetts
January 30, 1996
except for Note 1, as to which the date is March 15, 1996