Form 10-K, Exhibit 13
period 1996-12-31
HUTTON GSH COMMERCIAL PROPERTIES 1
filed 1997-03-25
CIK 353891

EXHIBIT 13

                       1996 Annual Report to Unitholders
                         Commercial Properties 1, L.P.


Commercial Properties 1, L.P. is a limited partnership formed in 1982 to acquire, operate and hold for investment commercial real estate properties. The Partnership's investments are currently comprised of a research and development building in San Jose, California, an office building in Orlando, Florida, and two office/warehouse properties located in Norcross, Georgia. Provided below is a comparison of lease levels at the properties as of December 31, 1996 and 1995.



                                                          Percentage Leased
Property                                Location        1996            1995
-------------                           ------------    ----            ----
Swenson Business Park - Building B      San Jose, CA    100%            100%
Maitland Center Office Building A       Orlando, FL     100%             95%
Watkins Center                          Norcross, GA     94%             91%
Dawson Business Center                  Norcross, GA     89%             85%




                            Contents

                      1   Message to Investors
                      3   Property Profiles & Leasing Update
                      5   Financial Highlights
                      6   Consolidated Financial Statements
                     10   Notes to the Consolidated
                          Financial Statements
                     15   Report of Independent Auditors
                     16   Net Asset Valuation





         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596     Attn:  Financial Communications
         800-223-3464                   800-223-3464


                              --------------------
                              Message to Investors
                              --------------------

We are pleased to present the 1996 Annual Report for Commercial Properties 1, L.P. Included in this report is a review of national market conditions, an update of Partnership operations, and financial highlights for the year. Please refer to the Property Profiles & Leasing Update section of this report for additional information regarding local market conditions for each of the Partnership's properties, as well as their operating performance and lease levels at December 31, 1996.

Market Overview and Property Sales
----------------------------------
The commercial office market continued to recover throughout the year, particularly in the suburban office sector. Suburban office vacancy rates declined to 11% at year-end 1996 versus 15% a year earlier. Overall, demand for office space continues to increase, bringing about continually lower vacancy rates and, in many regions of the country, enabling property owners to raise rental rates. Accordingly, the availability of financing for investment in this sector has also improved. Conditions in the markets where the Partnership's properties are located mirrored those in the national market, and all four of the Partnership's properties reported stable high occupancy rates.

In view of these ongoing improvements in the real estate and capital markets, we believe that the current favorable market environment may present opportunities to sell the Partnership's properties. As a result, the General Partners have recently engaged brokers to assist in marketing the properties for sale. There can be no assurance that the Partnership's current marketing efforts will result in a sale of any or all of the properties during 1997. It should be noted that the mortgage notes secured by Watkins Center are payable in full on July 10, 1997. In the event that the property is not sold by such date, the Partnership will consider various options including a refinancing of the notes.

Cash Distributions
------------------
The Partnership paid cash distributions from operations to Limited Partners totaling $19.00 per Unit for the year ended December 31, 1996, including a fourth quarter cash distribution of $5.00 per Unit that was either credited to your brokerage account or sent directly to you on February 11, 1997. In addition, on February 9, 1996, a special distribution of $15.18 per Unit was paid, which represented proceeds from the payoff of the 965 Ridgelake Office Building note receivable. Since inception, the Partnership has paid total cash distributions of $335.57 per original $500 Unit, including $111.17 per Unit in return of capital payments which have reduced the Unit size from $500 to $388.83. The timing and amount of future cash distributions will be determined quarterly and will depend on the adequacy of the Partnership's cash flow and cash reserve requirements. Additionally, in the event that one or more of the Partnership's properties are sold, the General Partners expect to reduce cash distributions to reflect the corresponding reduction in the Partnership's cash flow.


                Cash Distributions Per Limited Partnership Unit

                First      Second      Third      Fourth
              Quarter     Quarter    Quarter     Quarter     Total
1995                -           -          -      $19.18*   $19.18
1996            $4.00       $5.00      $5.00      $ 5.00    $19.00

* Includes a special return of capital distribution of $15.18 per Unit paid on February 9, 1996.


General Information
-------------------
As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at prices which are substantially below the Partnership's Net Asset Value. In response to these offers, we have recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding those offers on a timely basis.

Summary
-------
We anticipate that our marketing efforts will result in the sale of all of the properties in 1997. Until such time, we will continue to focus on leasing any available space and renewing any leases which are scheduled to expire so as to further improve the properties' marketability and appeal. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,

CP1 Real Estate Services Inc.           Hogan Stanton Investment, Inc.
General Partner                         General Partner of HS Advisors II,
Ltd.

/s/Kenneth L. Zakin                     /s/Mark P. Mikuta

Kenneth L. Zakin                        Mark P. Mikuta
President                               President

March 21, 1997

                       ----------------------------------
                       Property Profiles & Leasing Update
                       ----------------------------------

SWENSON BUSINESS PARK-BUILDING B  San Jose, California

Swenson Building B is a 49,782 square foot research and development facility situated within a 65-acre business park which is located just north of central San Jose in California. The property provides an attractive location for many high technology companies due to its easy access to the San Jose Airport and Interstate 880.

Leasing Update - Allstate Insurance Company ("Allstate") occupies 100% of the property pursuant to a lease executed on January 31, 1995. The lease provides Allstate with an option to cancel the lease after five years, subject to the payment of a significant cancellation fee. Allstate's lease generated $776,599 in rental revenues or approximately 18% of the Partnership's 1996 consolidated revenues.

Market Update - The continued expansion of the high-technology and biotechnology industry contributed to the Silicon Valley's stable population growth and low unemployment rate during the year, making the region one of the strongest economies in the United States. The demand for space within the area's research and development sector continued to increase throughout 1996, leading to a decline in vacancy rates at year-end 1996 to approximately 3.1% from approximately 4.9% one year earlier. The San Jose market, located within the Silicon Valley, benefited from this increased demand as economic conditions in the area remained very strong. Vacancy rates for research and development space in San Jose fell to 3.2% as of year-end 1996 from 4.8% a year earlier. The area also experienced an increase in rental rates throughout the year, which have contributed to significant increases in the values of most properties.

MAITLAND CENTER OFFICE BUILDING A  Orlando, Florida

Maitland Center Office Building A is a 100,067 square foot, three- story brick and glass office building located in Maitland Center Office Park, a 230-acre development in northwest metropolitan Orlando.

Leasing Update - The General Partners executed one new lease for 1,464 square feet and two lease expansions totaling 8,720 square feet, during the year. A tenant leasing 2,198 square feet pursuant to a lease which expired in November 1996, continues to lease its space on a month-to-month basis. Another tenant leasing 6,380 square feet, vacated the premises upon the expiration of its lease in April 1996. Overall, the property was 100% leased at December 31, 1996 versus 95% at the same time in 1995. Eight leases representing 18,848 square feet are scheduled to expire in 1997. The General Partners will approach these tenants regarding renewals at the appropriate time. Approximately 11% of the Partnership's 1996 consolidated revenues, or $488,940, was generated by one lease representing 40% of the property's leasable area, which is scheduled to expire in December 1998.

Market Update - The Orlando economy continued to be one of the strongest in the country in 1996. With increased population growth and tourism, Orlando's businesses have flourished, which has in turn caused a further increase in demand for office space. The overall vacancy rate in Orlando decreased to 7.6% at December 31, 1996 as compared to 10.4% the previous year. The Maitland Center submarket, the largest submarket outside of downtown Orlando, also benefited greatly from these improvements. Despite the relocation of several large companies out of the Maitland submarket into build-to-suit facilities in 1996, the submarket's vacancy rate remained relatively unchanged from a year earlier at 3.4%, and as a result, rental rates have increased.

WATKINS CENTER & DAWSON BUSINESS CENTER  Norcross, Georgia

Watkins Center is an office/warehouse facility comprised of fifteen one-story buildings (four distribution buildings and eleven office/service buildings) containing 362,419 leasable square feet. Dawson Business Center is a light industrial facility located adjacent to Watkins Center. The property consists of five one-story office/service buildings with a total of 75,670 leasable square feet.

Leasing Activity - Watkins Center caters to a broad range of small businesses and substantial leasing activity occurs on an ongoing basis at the property. Eighteen new leases totaling 32,106 square feet and four lease expansions totaling 8,277 square feet were executed during 1996. As of December 31, 1996, the property was 94% leased, compared to 91% as of December 31, 1995. Twenty eight leases totaling 76,984 square feet are scheduled to expire in 1997.

At Dawson Business Center, the General Partners executed six new leases for 10,123 square feet and two lease expansions for 1,836 square feet. This leasing activity was partially offset by the vacancy of six tenants leasing a total of 9,910 square feet. Overall, the property's lease level increased to 89% as of December 31, 1996 versus 85% a year earlier. Four leases totaling 26,865 square feet are scheduled to expire in 1997.

Market Update - Market conditions for commercial real estate in Atlanta continued to improve during 1996. As demand for office/warehouse space increased throughout the year, property owners were able to maintain high occupancy levels and increase rental rates. In the Northeast/I-85 submarket, where Norcross county is located, the increase in demand led to a decline in the submarket's vacancy rate, which was 4.8% at year-end 1996, compared to 6.4% at year-end 1995. Although the improved operating environment has encouraged the development of new office/warehouse space, market conditions are expected to remain healthy throughout the remainder of 1997.

                              --------------------
                              Financial Highlights
                              --------------------

For The Years Ended December 31,
(dollars in thousands except per Unit data)

                                  1996     1995     1994     1993     1992
Total income                    $4,544   $4,205   $3,277   $3,658   $3,740
Net income (loss)                   97     (290)    (383)    (250)      63
Net income (loss) per Unit         .82    (4.47)   (5.11)   (3.61)     .75
Total assets                    19,713   22,512   22,919   23,628   24,589
Mortgage payable                 4,796    4,992    5,170    5,331    5,476
Net cash from operations         1,847    1,320      373      968      887
Cash distributions declared
  per Limited Partnership Unit   19.00    19.18*      --     2.50    15.00

*  Paid February 9, 1996.  Includes $15.18 per Unit return of capital.

The above selected financial data should be read in conjunction with the financial statements and related notes included in this report.

- Total income was higher in 1996 versus 1995 due to higher rental income associated with the execution of the Allstate lease at Swenson Business Park Building B, in April 1995, in addition to increased rental activity at Watkins Center

- The change from net loss to net income and the increase in net cash from operations in 1996 is primarily attributable to higher rental income and lower bad debt expense. Bad debt expense in 1995 totaled $384,353 which includes the uncollected portion of the $1.5 million note receivable on 965 Ridgelake Office Building. On December 28, 1995, the Partnership received
   $1,150,000 in   satisfaction of the $1,500,000 note receivable.  The
   remaining $350,000 was declared uncollectible and was included in the Partnership's 1995 bad debt expense.


                          ---------------------------
                          Consolidated Balance Sheets
                          ---------------------------

                                        At December 31,         At December 31,
Assets                                            1996                    1995
---------------                         --------------          --------------
Real estate investments, at cost:
 Land                                     $         --            $ 4,871,718
 Building and improvements                          --             28,180,988
                                                    --             33,052,706
 Less accumulated depreciation                      --            (13,642,791)
                                                    --             19,409,915

Real estate held for sale                   18,511,431                     --
Cash and cash equivalents                      301,658              2,040,428
Restricted cash                                203,626                196,362
Rent receivable, net of allowance
for doubtful accounts of $16,960 in 1996        19,966                138,460
Deferred rent receivable                       215,389                195,197
Prepaid leasing costs, net of accumulated
amortization of $298,213 in 1996 and
$172,695 in 1995                               379,758                443,745
Other assets                                    80,783                 87,565
  Total Assets                             $19,712,611            $22,511,672

Liabilities and Partners' Capital
---------------------------------
Liabilities:
  Mortgage notes payable                   $ 4,795,775            $ 4,991,850
  Distribution payable                         416,667              1,483,333
  Accounts payable and accrued expenses        128,984                120,241
  Due to affiliates                             12,335                 17,448
  Security deposits payable                    198,977                199,507
  Prepaid rent                                   5,517                 62,974
       Total Liabilities                     5,558,255              6,875,353
Minority interest                              837,392                832,564

Partners' Capital (Deficit):
  General Partners                            (929,816)              (929,816)
  Limited Partners
  (75,000 units outstanding)                14,246,780             15,733,571
       Total Partners' Capital              13,316,964             14,803,755
  Total Liabilities and Partners' Capital  $19,712,611            $22,511,672

             ------------------------------------------------------
             Consolidated Statements of Partners' Capital (Deficit)
              For the years ended December 31, 1996, 1995 and 1994
             ------------------------------------------------------

                                    General         Limited
                                    Partners        Partners          Total
                                    --------      ----------     ----------
Balance at December 31, 1993       $(929,816)    $17,890,542    $16,960,726
Net Loss                                  --        (383,446)      (383,446)
Balance at December 31, 1994        (929,816)     17,507,096     16,577,280
Net Income (Loss)                     44,833        (335,025)      (290,192)
Distributions                        (44,833)     (1,438,500)    (1,483,333)
Balance at December 31, 1995        (929,816)     15,733,571     14,803,755
Net Income (Loss)                    158,334         (61,791)        96,543
Distributions                       (158,334)     (1,425,000)    (1,583,334)
Balance at December 31, 1996       $(929,816)    $14,246,780    $13,316,964

                     -------------------------------------
                     Consolidated Statements of Operations
                        For the years ended December 31,
                     -------------------------------------

Income                                         1996        1995        1994
---------------                              ---------   ---------   ---------
Rent                                        $4,502,900  $4,071,987  $3,076,135
Interest                                        41,647     132,699     200,887
  Total Income                               4,544,547   4,204,686   3,277,022

Expenses
---------------
Property operating                           1,827,870   1,637,509   1,563,128
Depreciation and amortization                1,780,187   1,718,858   1,361,343
Interest                                       474,760     499,347     515,849
General and administrative                     330,066     262,764     254,561
Bad debt expense                                30,293     384,353      72,977
  Total Expenses                             4,443,176   4,502,831   3,767,858
Income (Loss)  before minority interest        101,371    (298,145)   (490,836)
Minority interest                               (4,828)      7,953     107,390
  Net Income (Loss)                         $   96,543  $ (290,192) $ (383,446)

Net Income (Loss) Allocated:
To the General Partners                     $  158,334  $   44,833  $       --
To the Limited Partners                        (61,791)   (335,025)   (383,446)
                                            $   96,543  $ (290,192) $ (383,446)
Per limited partnership unit
(75,000 outstanding)                             $(.82)     $(4.47)     $(5.11)


                     -------------------------------------
                     Consolidated Statements of Cash Flows
                     -------------------------------------

For the years ended December 31,                 1996        1995        1994
--------------------------------               --------    --------    --------
Cash Flows From Operating Activities
Net Income (Loss)                            $   96,543  $ (290,192) $ (383,446)
Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:
 Depreciation                                 1,638,155   1,593,814   1,310,644
 Amortization                                   142,032     125,044      50,699
 Accretion of discount on note receivable            --     (75,808)   (152,123)
 Bad debt expense-loss on note receivable            --     350,000          --
 Minority interest                                4,828      (7,953)   (107,390)
 Increase (decrease) in cash arising from changes
 in operating assets and liabilities:
  Restricted cash                                (7,264)    (33,393)    (24,196)
  Rent receivable                               118,494     (56,967)     31,211
  Prepaid leasing costs                         (78,044)   (296,611)   (257,017)
  Deferred rent receivable                      (20,192)    (68,625)     (6,247)
  Other assets                                    6,782      12,044     (31,937)
  Accounts payable and accrued expenses           8,743     (26,480)     22,810
  Due to affiliates                              (5,113)     11,044      (6,673)
  Security deposits payable                        (530)     29,328      34,142
  Prepaid rent                                  (57,457)     54,679    (107,029)
Net cash provided by operating activities     1,846,977   1,319,924     373,448

Cash Flows From Investing Activities
Additions to real estate                       (739,672) (1,320,011) (1,207,722)
Collection of note receivable                        --   1,150,000          --
Net cash used for investing activities         (739,672)   (170,011) (1,207,722)

Cash Flows From Financing Activities
Mortgage principal payments                    (196,075)   (177,837)   (161,334)
Cash distributions                           (2,650,000)         --          --
Net cash used for financing activities       (2,846,075)   (177,837)   (161,334)

Net increase (decrease) in cash
  and cash equivalents                       (1,738,770)    972,076    (995,608)
Cash and cash equivalents, beginning
  of period                                   2,040,428   1,068,352   2,063,960
Cash and cash equivalents, end of period    $   301,658  $2,040,428  $1,068,352

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest    $   474,760  $  499,347  $  515,849

Supplemental Disclosure of Non Cash Investing and Financing Activity Effective December 31, 1996 the Partnership reclassified all real estate investments to real estate held for sale.


                 ----------------------------------------------
                 Notes to the Consolidated Financial Statements
                        December 31, 1996, 1995 and 1994
                 ----------------------------------------------

1. Organization
Commercial Properties 1, L.P. (the "Partnership"), formerly Hutton/GSH Commercial Properties 1, was organized as a limited partnership under the laws of the Commonwealth of Virginia pursuant to a Certificate and Agreement of limited partnership dated and filed June 5, 1981, as amended and restated on April 30, 1982 (the "Partnership Agreement"). The Partnership was formed for the purpose of making acquisitions in and operating certain types of commercial real estate. The General Partners of the Partnership are CP1 Real Estate Services Inc. ("RE Services"), which is an affiliate of Lehman Brothers (see below) and HS Advisors II , Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan, Inc. ("GSH"). The Partnership will continue until December 31, 2010, unless sooner terminated in accordance with the terms of the Partnership Agreement.

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

On March 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.

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

Real Estate Investments - Real estate investments, which consist of commercial buildings, were recorded at cost less accumulated depreciation. Cost included the initial purchase price of the property plus closing costs, acquisition and legal fees and capital improvements. Depreciation was computed using the straight-line method based on an estimated useful life of 25 years except for tenant improvements which were depreciated over the terms of the respective leases.

Real Estate Held for Sale - As of December 31, 1996 the Partnership's real estate investments (as discussed in Note 4) which had a carrying value of $18,511,431 were reclassified as Real Estate Held for Sale. During 1996 the General Partners agreed to market for sale all four of the Partnership's commercial office buildings once certain lease levels were obtained, various tenant and building improvements were completed and market conditions improved. Subsequent to December 31, 1996 the Partnership signed agreements with commercial real estate brokers to market the properties for sale. The General Partners anticipate that the properties will be sold before the end of 1997. However, there can be no assurance that the General Partners will be successful in selling any or all of the Properties.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 requires that assets held for sale or disposal be carried at the lower of carrying amount of fair value less cost to sell and prohibits depreciation from being recorded during the periods which the asset is being held for sale or disposal. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

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

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments " ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

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

Taxable losses for any fiscal year shall be allocated 98% to the Limited Partners and 2% to the General Partners, provided, however, that the deficit balance of the General Partners' capital account does not exceed the amount they are required to contribute upon dissolution of the Partnership, discussed below. Taxable income for any fiscal year will be allocated in substantially the same manner as net cash from operations. In 1994, net loss was allocated 100% to the Limited Partners as a result of the negative balance in the General Partners' capital accounts exceeding their maximum required contribution upon dissolution. In 1995 and 1996 income was allocated to the General Partners in an amount equal to their current year cash distributions. This was done in order not to further increase the General Partners' deficit beyond their obligations required by the Partnership Agreement, discussed below.

Gains from sales, as defined, shall be allocated in substantially the same manner as net proceeds from sales or refinancings.

Upon the dissolution of the Partnership, the General Partners shall contribute to the capital of the Partnership an amount not to exceed 1% of the total capital contributions made by all the Partners, less any prior capital contributions made by the General Partners. In no event shall the General Partners be obligated to contribute an amount in excess of any negative balance in their respective capital accounts. As of December 31, 1996, the maximum amount that the General Partners would be required to contribute is approximately $373,000.

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

4. Real Estate Investments
Since inception, the Partnership has acquired four commercial office buildings through investments in joint ventures with unaffiliated coventurers as follows:

                                Square                      Date
Property Name                    Feet       Location      Acquired     Price
Watkins Center                 362,419    Norcross, GA    5/26/82   $10,570,000
Dawson Business Center          75,703    Norcross, GA    1/25/83   $ 2,789,885
Maitland Center Office
  - Building A                  95,000    Orlando, FL     8/19/83   $ 6,961,000
Swenson Business Park
  - Building B                  49,782    San Jose, CA    4/06/84   $ 4,100,000

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

5. Note Receivable
On August 20, 1990, the Partnership received cash from the developer of the 965 Ridgelake Boulevard, Memphis, Tennessee property (the "Property") totaling $5,000,000 and a non-interest bearing/profit participation second subordinated five year note for $1,500,000 which had been discounted at 10%, secured by the Property, in satisfaction of the Partnership's equity convertible loan receivable. The note was due on August 17, 1995. On December 28, 1995, the partnership received $1,150,000 in satisfaction of the $1,500,000 note receivable. The remaining $350,000 was declared uncollectible and was included in 1995 bad debt expense.

6. Mortgage Notes Payable
The first mortgage loan, secured by Watkins Center, is evidenced by two mortgage notes. The net book value of Watkins Center is $8,300,169 at December 31, 1996. The estimated fair value of the two mortgage notes at December 31, 1996 is approximately equal to the outstanding principal. Mortgage notes payable at December 31, 1996 and 1995 are as follows:

                                                        1996            1995
First mortgage note payable in monthly
installments of $23,278 including
interest at 9.375%, through June 10, 1997,
at which time the entire unpaid
principal is due                                  $1,965,120      $2,055,180

First mortgage note payable in monthly
installments of $33,154, including interest
at 10.125%, through June 10, 1997, at which
time the entire unpaid principal is due            2,830,655       2,936,670
                                                  $4,795,775      $4,991,850

7. Rental Income Under Operating Leases
Future minimum rental income to be received on operating leases as of December 31, 1996 is as follows:

                     Year              Amount
                     1997         $ 3,864,299
                     1998           2,815,666
                     1999           1,539,437
                     2000           1,033,423
                     2001             910,300
                     Thereafter     2,713,115
                                  $12,876,240

Generally, leases are for terms ranging from three to five years. The leases allow for increases in certain property operating expenses to be passed on to tenants. In 1996, 1995 and 1994, 11%, 12% and 16% of consolidated rental revenue was provided by a lessee under a lease that expires December 31, 1998 extended pursuant to certain provisions contained within the lease. The lease also provides the lessee with the right to terminate at any time after the thirty-sixth month of the term. The lessee shall provide the Partnership with not less than six months prior written notice of its intent to terminate and shall be required to pay a termination penalty of $211,874. In 1996 and 1995, 18% and 14% of consolidated rental revenue was provided by the tenant occupying the Swenson Business Park - Building B property under a lease that expires April 15, 2005.

8. Transactions with the General Partners and Affiliates
The following is a summary of amounts earned by, or reimbursed to, the General Partners and their affiliates for property management fees and expenses during the years ended December 31, 1996, 1995 and 1994.

                                  Unpaid at
                                 December 31,             Earned
                                    1996        1996       1995       1994
RE  Services and affiliates
  Out-of-pocket expenses           $ 1,349    $  6,365   $ 12,827   $  3,701
HS Advisors and affiliates
  Out-of-pocket expenses             4,986       1,218      9,688     10,752
  Property management fees (GSH)     6,000     183,598    154,608    147,750
                                   $12,335    $191,181   $177,123   $162,203

9. Reconciliation of Financial Statement Net Income (Loss) to
   Federal Income Tax Basis Net Income (Loss)

Reconciliation of financial statement net income (loss) to federal income tax basis net income (loss):

                                                   Years Ended December 31,
                                                 1996        1995         1994
Financial statement net income (loss)         $96,543   $(290,192)   $(383,446)
Tax basis depreciation over financial
    statement depreciation                    279,903     250,868       21,758
Adjustment for deferred rent, free rent       (77,649)    (13,862)    (113,277)
Adjustment for bad debt expense                16,960     (51,065)     (75,251)
Other miscellaneous adjustments                 5,141        (461)    (146,682)
Federal income tax basis net income (loss)   $320,898   $(104,712)   $(696,898)


                         ------------------------------
                         Report of Independent Auditors
                         ------------------------------


The Partners
Commercial Properties 1, L.P.
  and Consolidated Ventures


We have audited the accompanying consolidated balance sheets of Commercial Properties 1, L.P. and Consolidated Ventures as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above represent fairly, in all material respects, the consolidated financial position of Commercial Properties 1, L.P. and Consolidated Ventures at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepting accounting principles.

                               ERNST & YOUNG LLP

Boston, Massachusetts
February 3, 1997


       -----------------------------------------------------------------
             Comparison of Acquisition Costs to Appraised Value and
       Determination of Net Asset Value Per $388.83 Unit at December 31,
                                1996 (Unaudited)
       -----------------------------------------------------------------

                                            Acquisition Cost
                                             (Purchase Price      Partnership's
                                                Plus General           Share of
                                                   Partners'        December 31,
                                       Date of   Acquisition     1996 Appraised
Property                           Acquisition         Fees)          Value (1)
Watkins Center (2)                    05-26-82   $ 6,468,661        $ 8,204,237
Dawson Business Center                01-25-83     3,514,325          3,800,000
Maitland Center Office Building A     08-19-83     7,342,558          8,100,000
Swenson Business Park-Building B      04-06-84     4,259,454          5,700,000
                                                 $21,584,998        $25,804,237

Cash and cash equivalents                                               301,658
Restricted Cash                                                         203,626
Accounts and rent receivable, net of allowance
  for doubtful accounts                                                  19,966
Other Assets                                                             80,783
                                                                     26,410,270
Less:
  Total liabilities - net of mortgage notes                            (762,480)
Partnership Net Asset Value (7)                                     $25,647,790

Net Asset Value Allocated:
  Limited Partners                                                  $25,391,312
  General Partners                                                      256,478
                                                                    $25,647,790
Net Asset Value Per Unit
  (75,000 units outstanding)                                           $ 338.55

(1) This represents the Partnership's share of the December 31, 1996 Appraised Values which were determined by an independent property appraisal firm. The Partnership's share of the December 31, 1996 Appraised Values takes into account the allocation provisions of the joint venture agreements governing the distribution of sales proceeds for each of the properties.

(2) The Acquisition Cost and the Partnership's share of the December 31, 1996 Appraised Value are net of the outstanding mortgage note balances at the time of acquisition and at December 31, 1996, respectively.

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