Form 10-K, Exhibit 13
period 1997-12-31
HUTTON GSH COMMERCIAL PROPERTIES 1
filed 1998-03-31
CIK 353891

EXHIBIT 13

                     1997 Annual Report to Unitholders
                       Commercial Properties 1, L.P.




       Commercial Properties 1, L.P. is a limited partnership formed in 1982 to acquire, operate and hold for investment commercial real estate properties. The Partnership's investments are currently comprised of two office/warehouse properties located in Norcross, Georgia. Provided below is a comparison of lease levels at the properties as of December 31, 1997 and 1996.



                                                          Percentage Leased
              Property                Location                 1997    1996
              Watkins Center          Norcross, GA              95%     94%
              Dawson Business Center  Norcross, GA             100%     89%






                                 Contents

                      1   Message to Investors
                      3   Financial Highlights
                      4   Consolidated Financial Statements
                      7   Notes to the Consolidated Financial Statements
                     12   Report of Independent Auditors
                     13   Net Asset Valuation









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


                           Message to Investors


   We are pleased to present the 1997 Annual Report for Commercial
   Properties 1, L.P. (the "Partnership"). Included in this report is a review of the Partnership's property sales and an update on the operations and marketing of the Partnership's remaining properties, Watkins Center and Dawson Business Center. Also included are financial highlights and the Partnership's audited financial statements.

   Sales Update

   During the year, we completed the sale of two of the Partnership's four properties. On November 10, 1997, the Partnership closed on the sale of Swenson Business Park - Building B (the "Swenson Property") which was sold for net cash proceeds of $5,464,854. In addition, the Partnership closed on the sale of Maitland Center Office Building A (the "Maitland Property"), on December 19, 1997 for net cash proceeds of $8,952,658. As discussed later in this report, the proceeds from these sales were paid to Limited Partners in a special cash distribution paid on February 27, 1998 in the amount of $183.33 per Unit.

   We have engaged a real estate brokerage firm to assist with our efforts in marketing Watkins Center and Dawson Business Center. Several purchase offers were received on the properties during 1997, however, the bidders subsequently withdrew their offers. In addition, pursuant to the terms of the joint venture agreements for these properties, the joint venture partner (the "JV Partner") has the right of first refusal. Accordingly, the Partnership must notify the JV Partner of any sale offer it intends to accept and the JV Partner may elect to purchase the property at the same price and conditions. We are currently attempting to obtain a waiver of such right.

   We continue to actively market both properties and it is anticipated that they will be sold during 1998. However, there can be no assurance that the properties will be sold within this time frame, or that the sales will result in a particular price. Once the properties are sold, the General Partners will distribute the net proceeds together with the Partnership's remaining cash reserves (after payment of or provision for the Partnership's liabilities and expenses), and dissolve the Partnership.

   Market/Property Update

   The market for industrial properties in greater Atlanta remained stable during 1997, as the strong local economy stimulated demand for office/ warehouse space. In the Northeast/I-85 submarket, where both of the Partnership's properties are located, the vacancy rate for industrial properties was 6.5% at mid-year 1997. This represents an increase from 4.8% at year-end 1996, and reflects the increased competition from newly-constructed properties in the Northeast/I-85 submarket. Competition for tenants will likely intensify in the future as development projects are completed, however, it is expected that operating conditions and property values will remain stable in the near term.

   Leasing activity at Watkins Center during 1997 consisted of 24 new leases totaling 60,746 square feet and 21 lease renewals totaling 55,856 square feet. In addition, two tenants renewed and expanded their leases totaling 6,770 square feet, respectively. Nineteen tenants representing 45,893 square feet vacated the property upon the expiration of their leases. As a result, the property was 95% leased at December 31, 1997, compared to 94% a year earlier. In the coming year, nine leases totaling 43,701 square feet, or approximately 12% of the property's leasable area, are scheduled to expire.

   The mortgage notes secured by Watkins Center were payable in full on June 10, 1997. However, in light of the Partnership's efforts to sell the property, the lender extended the maturity date to June 10, 1998 in order to provide sufficient time in which to sell the property. The General Partners will approach the lender regarding a further extension of the maturity date, if necessary.

   At Dawson Business Center, the General Partners executed six new leases for 8,092 square feet during 1997. The property was 100% leased at December 31, 1997, up from 98% leased at December 31, 1996. During 1998, seven leases totaling 10,863 square feet, or approximately 14% of the property's leasable area, are scheduled to expire. The General Partners will continue to negotiate renewals and aggressively market any leasable space at both properties.

   Cash Distributions

   On February 27, 1998, the Partnership paid a special cash distribution to Limited Partners totaling $183.33 per Unit representing your share of the net proceeds received from the sales of the Maitland and the Swenson Properties. Including this distribution, Limited Partners have received cash distributions totaling $521.90 per original $500 Unit. This total includes distributions of cash flow from operations in the amount of $227.40 per Unit and return of capital payments in the amount of $294.50 per Unit. Return of capital payments have reduced the size of each Unit from $500 to $205.50. As discussed in prior reports, quarterly cash distributions from operations were suspended commencing in the second quarter of 1997 in consideration of the Partnership's marketing efforts and the need to fund several major capital improvements at the Properties to better position them for sale.

   General Information

   As you are probably aware, several third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of net asset value per Unit. In response, we recommended that Limited Partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

   Summary

   We are pleased to have successfully completed the sale of the Swenson and Maitland Properties, and anticipate that our marketing efforts will result in a sale of Watkins Center and Dawson Center during 1998. Should the properties be sold, the General Partners will pay a liquidating distribution and liquidate the Partnership. In the interim, we will continue to focus on leasing initiatives at both properties. We will keep you apprised of significant developments in future reports.

   Very truly yours,

   CP1 Real Estate Services Inc.   Hogan Stanton Investment, Inc.
   General Partner                 General Partner of HS Advisors II,
   Ltd.

   /s/ Jeffrey C. Carter           /s/ Mark P. Mikuta

   Jeffrey C. Carter               Mark P. Mikuta
   President                       President

   March 26, 1998


                           Financial Highlights


   Selected Financial Data
   For The Years Ended December 31,      1997     1996    1995    1994     1993
   Dollars in thousands, except per
   Unit data

   Total income (including gain
   on sale)                           $10,603   $4,545  $4,205  $3,277   $3,658
   Operating income (loss)              1,762       97    (290)   (383)    (250)
   Gain on sale of real estate assets   5,620        _       _       _        _
   Net income (loss)                    7,382       97    (290)   (383)    (250)
   Total assets                        26,700   19,713  22,512  22,919   23,628
   Mortgage payable                     4,578    4,796   4,992   5,170    5,331
   Net cash from operations             2,031    1,847   1,320     373      968
   Operating income per
     Limited Partnership Unit           23.49     (.82)  (4.47)  (5.11)   (3.61)
   Net income (loss) per Unit           95.33     (.82)  (4.47)  (5.11)   (3.61)
   Cash distributions declared
     per Limited Partnership Unit        3.00    19.00   19.18*      _     2.50

   * Paid February 9, 1996.  Includes $15.18 per Unit return of capital.

   The above selected financial data should be read in conjunction with the financial statements and related notes included in this report.

   * Total income, including gain on sale and net income increased primarily due to the gain on the sale of the Swenson and Maitland Properties. Operating income before the gain increased primarily as a result of the elimination of depreciation expense in 1997 as a result of reclassifying the properties as "Real estate held for sale" commencing December 31, 1996.

   * The increase in net cash from operations can be attributed primarily to an increase in rental income, which reduced the Partnership's rents receivable, prepaid leasing costs and deferred rent receivable balances.


Consolidated Balance Sheets             At December 31,        At December 31,
                                                   1997                   1996
Assets
Real estate held for sale                   $11,163,396            $19,106,578
Cash and cash equivalents                    15,182,204                301,658
Restricted cash                                 195,538                203,626
Rent receivable, net of allowance
for doubtful accounts  of $19,183
in 1997 and $16,960 in 1996                     107,967                 19,966
Other assets                                     50,809                 80,783
  Total Assets                              $26,699,914            $19,712,611

Liabilities and Partners' Capital
Liabilities:
  Mortgage notes payable                     $4,577,848             $4,795,775
  Distribution payable                       13,750,000                416,667
  Accounts payable and accrued expenses         107,192                128,984
  Due to affiliates                               6,500                 12,335
  Security deposits payable                     183,381                198,977
  Prepaid rent                                    4,124                  5,517
       Total Liabilities                     18,629,045              5,558,255
Minority interest                             1,371,485                837,392
Partners' Capital (Deficit):
 General Partners                              (722,412)              (929,816)
 Limited Partners (75,000 units outstanding)  7,421,796             14,246,780
  Total Partners' Capital                     6,699,384             13,316,964
  Total Liabilities and Partners' Capital   $26,699,914            $19,712,611





Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1997,
1996 and 1995
                                        General        Limited
                                       Partners       Partners           Total
Balance at December 31, 1994          $(929,816)   $17,507,096     $16,577,280
Net Income (Loss)                        44,833       (335,025)       (290,192)
Distributions                           (44,833)    (1,438,500)     (1,483,333)
Balance at December 31, 1995           (929,816)    15,733,571      14,803,755
Net Income (Loss)                       158,334        (61,791)         96,543
Distributions                          (158,334)    (1,425,000)     (1,583,334)
Balance at December 31, 1996           (929,816)    14,246,780      13,316,964
Net Income                              232,404      7,150,016       7,382,420
Distributions                           (25,000)   (13,975,000)    (14,000,000)
Balance at December 31, 1997          $(722,412)    $7,421,796      $6,699,384




Consolidated Statements of Operations
For the years ended December 31,           1997           1996            1995
Income
Rent                                 $4,908,354     $4,502,900      $4,071,987
Interest                                 73,952         41,647         132,699
  Total Income                        4,982,306      4,544,547       4,204,686
Expenses
Property operating                    1,841,368      1,827,870       1,637,509
Depreciation and amortization                 _      1,780,187       1,718,858
Interest                                459,255        474,760         499,347
General and administrative              349,294        330,066         262,764
Bad debt expense                         36,301         30,293         384,353
  Total Expenses                      2,686,218      4,443,176       4,502,831
Income (Loss) before minority
interest                              2,296,088        101,371        (298,145)
Minority interest                      (534,093)        (4,828)          7,953
Operating income                      1,761,995         96,543        (290,192)
Gain on sale of real estate assets    5,620,425              _               _
  Net Income (Loss)                  $7,382,420       $ 96,543       $(290,192)
Net Income (Loss) Allocated:
To the General Partners                $232,404       $158,334        $ 44,833
To the Limited Partners               7,150,016        (61,791)       (335,025)
                                     $7,382,420       $ 96,543       $(290,192)
Per limited partnership unit
(75,000 outstanding)                    $ 95.33         $ (.82)        $ (4.47)



Consolidated Statements of Cash Flows

For the years ended December 31,           1997           1996            1995
Cash Flows From Operating Activities
Net Income (Loss)                    $7,382,420       $ 96,543       $(290,192)
Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:
 Depreciation                                 _      1,638,155       1,593,814
 Amortization                                 _        142,032         125,044
 Accretion of discount on note
  receivable                                  _              _         (75,808)
 Bad debt expense-loss on note
  receivable                                  _              _         350,000
 Minority interest                      534,093          4,828          (7,953)
 Gain on sale of real estate         (5,620,425)             _               _
 Increase (decrease) in cash
 arising from changes in operating
 assets and liabilities
  Restricted cash                         8,088         (7,264)        (33,393)
  Rent receivable                       (97,921)       118,494         (56,967)
  Prepaid leasing costs                       _              _        (296,611)
  Deferred rent receivable                    _              _         (68,625)
  Deferred costs allocable to assets
   held for sale                       (173,754)       (98,236)              -
  Other assets                           29,974          6,782          12,044
  Accounts payable and accrued
   expenses                             (21,792)         8,743         (26,480)
  Due to affiliates                      (5,835)        (5,113)         11,044
  Security deposits payable              (4,104)          (530)         29,328
  Prepaid rent                              289        (57,457)         54,679
Net cash provided by operating
 activities                           2,031,033      1,846,977       1,319,924
Cash Flows From Investing Activities
Proceeds from sale of real estate    14,421,813              _               _
Additions to real estate               (687,706)      (739,672)     (1,320,011)
Collection of note receivable                 _              _       1,150,000
Net cash provided by (used for)
 investing activities                13,734,107       (739,672)       (170,011)
Cash Flows From Financing Activities
Mortgage principal payments            (217,927)      (196,075)       (177,837)
Cash distributions                     (666,667)    (2,650,000)              _
Net cash used for financing
 activities                            (884,594)    (2,846,075)       (177,837)
Net increase (decrease) in cash and
cash equivalents                     14,880,546     (1,738,770)        972,076
Cash and cash equivalents,
 beginning of period                    301,658      2,040,428       1,068,352
Cash and cash equivalents, end
 of period                          $15,182,204       $301,658     $ 2,040,428
Supplemental Disclosure of Cash
 Flow Information
Cash paid during the period
  for interest                         $459,255       $474,760       $ 499,347
Supplemental Disclosure of Non
Cash Investing and Financing Activity
Effective December 31, 1996 the Partnership reclassified all real estate investments together with prepaid leasing costs and deferred rent to real estate held for sale.


Notes to the Consolidated Financial Statements
December 31, 1997, 1996 and 1995

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

Real Estate Held for Sale - As of December 31, 1996 the Partnership's real estate investments and prepaid leasing costs and deferred rent (as discussed in Note 4) which had a carrying value of $19,106,578 were reclassified as Real Estate Held for Sale. During 1996 the General Partners agreed to market for sale all four of the Partnership's commercial office buildings once certain lease levels were obtained, various tenant and building improvements were completed and market conditions improved. During 1997, the Partnership signed agreements with commercial real estate brokers to market the properties for sale.

On November 10, 1997, the Partnership closed on the sale of Swenson Business Park - Building B to an unaffiliated third party for net cash proceeds of $5,464,855. The transaction resulted in a gain on sale of approximately $2 million, which is reflected in the Partnership's statement of operations for the period ending December 31, 1997. The Partnership will distribute the net proceeds from the sale in February 1998.

On December 19, 1997, the Partnership closed on the sale of Maitland Center Office Building A. The property was sold for net cash proceeds of $8,952,658. The transaction resulted in a gain on sale of approximately $3.6 million, which is reflected in the Partnership's statement of operations for the period ending December 31, 1997.

The General Partners anticipate that the remaining properties will be sold during 1998. However, there can be no assurance that the General Partners will be successful in selling either or both of the properties.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 requires that assets held for sale or disposal be carried at the lower of carrying amount or fair value less cost to sell and prohibits depreciation from being recorded during the periods which the asset is being held for sale or disposal. The Partnership adopted FAS 121 in the fourth quarter of 1995.

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

Taxable losses for any fiscal year shall be allocated 98% to the Limited Partners and 2% to the General Partners, provided, however, that the deficit balance of the General Partners' capital account does not exceed the amount they are required to contribute upon dissolution of the Partnership, discussed below. Taxable income for any fiscal year will be allocated in substantially the same manner as net cash from operations. In 1994, net loss was allocated 100% to the Limited Partners as a result of the negative balance in the General Partners' capital accounts exceeding their maximum required contribution upon dissolution. In 1996 and 1995 income was allocated to the General Partners in an amount equal to their current year cash distributions. This was done in order not to further increase the General Partners' deficit beyond their obligations required by the Partnership Agreement, discussed below.

Gains from sales, as defined, shall be allocated in substantially the same manner as net proceeds from sales or refinancings.

Upon the dissolution of the Partnership, the General Partners shall contribute to the capital of the Partnership an amount not to exceed 1% of the total capital contributions made by all the Partners, less any prior capital contributions made by the General Partners. In no event shall the General Partners be obligated to contribute an amount in excess of any negative balance in their respective capital accounts. As of December 31, 1997, the maximum amount that the General Partners would be required to contribute is approximately $373,000.

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

4. Real Estate Held for Sale

As of December 31, 1997, real estate held for sale consist of two properties acquired, directly or indirectly, by the Partnership. Purchase price amounts exclude acquisition fees and other closing costs.

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

5. Note Receivable

On August 20, 1990, the Partnership received cash from the developer of the 965 Ridgelake Boulevard, Memphis, Tennesse property (the "Property") totalling $5,000,000 and a non-interest bearing/profit participation second subordinated five year note for $1,500,000 which had been discounted at 10%, secured by the property, in satisfaction of the Partnership's equity convertible loan receivable. The note was due on August 17, 1995. On December 28, 1995, the Partnership received $1,150,000 in satisfaction of the $1,500,000 note receivable. The remaining $350,000 was declared uncollectible and was included in the 1995 bad debt expense.

6. Mortgage Notes Payable

The first mortgage loan, secured by Watkins Center, is evidenced by two mortgage notes. The net book value of Watkins Center is $8,680,223 at December 31, 1997. The estimated fair value of the two mortgage notes at December 31, 1997 is approximately equal to the outstanding principal. The mortgage notes secured by Watkins Center were payable in full on June 10, 1997. However, in light of the Partnership's efforts to sell the property, the lender extended the maturity date to June 10, 1998 in order to provide sufficient time in which to sell the property. The General Partner will approach the lender regarding a further extension of the maturity date, if necessary. Mortgage notes payable at December 31, 1997 and 1996 are as follows:

                                                            1997          1996
First mortgage note payable in monthly
  installments of $23,278 including
  interest at 9.375%, through December 31, 1997,
  the entire unpaid principal is due June 10, 1998. $1,870,609 $1,965,120 First mortgage note payable in monthly installments of $33,154, including interest
  at 10.125%, through December 31, 1997,
  the entire unpaid principal is due June 10, 1998.    2,707,239     2,830,655
                                                      $4,577,848    $4,795,775

7. Rental Income Under Operating Leases

Future minimum rental income to be received on operating leases as of December 31, 1997 is as follows:

                       Year              Amount
                       1998          $2,255,176
                       1999           1,826,304
                       2000             981,198
                       2001             445,972
                       2002             165,667
                       Thereafter             0
                                     $5,674,317

Generally, leases are for terms ranging from three to five years. The leases allow for increases in certain property operating expenses to be passed on to tenants. In 1997, 1996, and 1995, 10%, 11% and 12% of consolidated rental revenue was provided by a tenant occupying Maitland Center Office Building A under a lease that expires December 31, 1998 extended pursuant to certain provisions contained within the lease. The lease also provides the lessee with the right to terminate at any time after the thirty-sixth month of the term. The lessee shall provide the Partnership with not less than six months prior written notice of its intent to terminate and shall be required to pay a termination penalty of $211,874. In 1997, 1996, and 1995, 16%, 18%, and 14%
of consolidated rental revenue was provided by the tenant occupying the Swenson Business Park - Building B property under a lease that expires
April 15, 2005.

8. Transactions with the General Partners and Affiliates

The following is a summary of amounts earned by, or reimbursed to, the General Partners and their affiliates for property management fees and expenses during the years ended December 31, 1997, 1996 and 1995.

                                      Unpaid at
                                    December 31,               Earned
                                           1997       1997      1996      1995

RE  Services and affiliates
    Out-of-pocket expenses               $    _     $4,308    $6,365   $12,827
HS Advisors and affiliates
   Out-of-pocket expenses                     _          _     1,218     9,688
   Property management fees (GSH)         6,500    186,366   183,598   154,608
                                         $6,500   $190,674  $191,181  $177,123

9. Reconciliation of Financial Statement Net Income (Loss) to Federal Income Tax Basis Net Income (Loss)

Reconciliation of financial statement net income (loss) to federal income tax basis net income (loss):

                                                      Years Ended December 31,
                                                      1997      1996      1995
Financial statement net income (loss)           $7,382,420   $96,543 $(290,192)
Tax basis depreciation over financial
    statement depreciation                      (1,308,992)  279,903   250,868
Gain on sale                                     1,983,272         _         _
Adjustment for deferred rent, free rent            (81,631)  (77,649)  (13,862)
Adjustment for bad debt expense                      5,394    16,960   (51,065)
Adjustment for amortization                       (357,472)        _         _
Adjustment for minority interest                  (181,647)        _         _
Minority interest                                  534,093         _         _
Other miscellaneous adjustments                        380     5,141      (461)
Federal income tax basis net income (loss)      $7,975,817  $320,898  $104,712)



                 Report of Independent Auditors

The Partners
Commercial Properties 1, L.P.
and Consolidated Ventures


We have audited the accompanying consolidated balance sheets of Commercial Properties 1, L.P. and Consolidated Ventures as of December 31, 1997 and 1996, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above represent fairly, in all material respects, the consolidated financial position of Commercial Properties 1, L.P. and Consolidated Ventures at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepting accounting principles.

ERNST & YOUNG LLP

Boston, Massachusetts
February 4, 1998


                        Net Asset Valuation

      Comparison of Acquisition Costs to Appraised Value and
 Determination of Net Asset Value Per $388.83 Unit at December 31,
                         1997 (Unaudited)


                                         Acquisition Cost
                                          (Purchase Price      Partnership's
                                             Plus General           Share of
                                                Partners'       December 31,
                               Date of        Acquisition     1997 Appraised
Property                   Acquisition              Fees)          Value (1)
Watkins Center (2)            05-26-82       $  6,468,661      $  10,422,152
Dawson Business Center        01-25-83          3,514,325          4,360,000
                                             $  9,982,986      $  14,782,152

Cash and cash equivalents                                         15,182,204
Restricted cash                                                      195,538
Accounts and rent receivable,
  net of allowance for
  doubtful accounts                                                  107,967
Other assets                                                          50,809
                                                                  30,318,670
Less:
  Total liabilities - net of mortgage
  notes and distribution payable                                    (301,197)
Partnership Net Asset Value                                     $ 30,017,473

Net Asset Value Allocated:
  Limited Partners                                              $ 29,854,798
  General Partners                                                   162,675
                                                                $ 30,017,473
Net Asset Value Per Unit
  (75,000 units outstanding)                                        $ 398.06

  (1) This represents the Partnership's share of the December 31, 1997 Appraised Values which were determined by an independent property appraisal firm. The Partnership's share of the December 31, 1997 Appraised Values takes into account the allocation provisions of the joint venture agreements governing the distribution of sales proceeds for each of the properties.

  (2) The Acquisition Cost and the Partnership's share of the December 31, 1997 Appraised Value are net of the outstanding mortgage note balances at the time of acquisition and at December 31, 1997, respectively.

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