Form 10-K, Exhibit 13
period 1998-12-31
HUTTON GSH COMMERCIAL PROPERTIES 1
filed 1999-03-29
CIK 353891

Exhibit 13

                          Commercial Properties 1, L.P.

                               1998 Annual Report

--------------------------------------------------------------------------------
                          COMMERCIAL PROPERTIES 1, L.P.
--------------------------------------------------------------------------------


Commercial Properties 1, L.P. is a limited partnership formed in 1982 to acquire, operate and hold for investment commercial real estate properties. The Partnership's investments are currently comprised of two office/warehouse properties located in Norcross, Georgia. Watkins Center contains 362,419 leasable square feet and Dawson Business Center contains 75,703 leasable square feet. Provided below is a comparison of lease levels at the properties as of December 31, 1998 and 1997.


                                                           Percentage
                                                             Leased
      Property                      Location           1998          1997
      --------                      --------           ----          ----
      Watkins Center                Norcross, GA        92%           95%
      Dawson Business Center        Norcross, GA        89%           98%






                                    Contents

                 1  Message to Investors

                 3  Consolidated Financial Statements

                 6  Notes to the Consolidated Financial Statements

                11  Report of Independent Auditors

                12  Net Asset Valuation

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------

We are pleased to present the 1998 Annual Report for Commercial Properties 1, L.P. (the "Partnership"). Included in this report is an update on the operations and marketing of the Partnership's remaining properties, Watkins Center and Dawson Business Center. Also included are financial highlights and the Partnership's audited financial statements for the year ended December 31, 1998.

Marketing Update
As previously reported, we are actively marketing the Partnership's remaining two properties for sale and have engaged a real estate brokerage firm to assist in our marketing efforts. We are pleased to report that on February 9, 1999, the Partnership executed a purchase and sale agreement with an unaffiliated buyer to purchase both properties. While we currently anticipate that the properties will be sold by March 31, 1999, there can be no assurance that the sales will occur within this time frame. Once the properties are sold, we will distribute the net proceeds, together with the Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses), and subsequently dissolve the Partnership.

Leasing Update
Watkins Center - During 1998, 12 new leases totaling 20,976 square feet and 14 lease renewals totaling 64,894 square feet were executed by the Partnership. Eighteen tenants representing 47,017 square feet vacated the property upon the expiration of their leases. As a result, the property was 92% leased at the end of 1998, compared to 95% one year earlier. In 1999, 18 leases totaling 45,832 square feet, or approximately 13% of the property's leasable area, are scheduled to expire.

Dawson Business Center - We executed four new leases for 6,154 square feet during 1998. In addition, three tenants renewed their leases totaling 3,304 square feet. However, seven tenants representing 14,309 square feet vacated the property. Therefore, the property was 89% leased at the end of 1998 compared to 98% one year earlier. During 1999, eight leases totaling 15,398 square feet, or approximately 20% of the property's leasable area, are scheduled to expire.

Atlanta Market Update
The metropolitan Atlanta industrial market softened slightly in 1998, as new construction outpaced demand throughout the year. As a result of these conditions, vacancy increased from 6.9% at year-end 1997 to 8% at year-end 1998. In the Northeast/I-85 submarket, where both of the Partnership's properties are located, the vacancy rate was 7.8% at year-end 1998, compared to 6.3% in the first quarter of 1998. Market conditions are expected to remain competitive in 1999 as additional development projects are completed.

Cash Distributions
On February 27, 1998, the Partnership paid a special cash distribution totaling $183.33 per Unit to Limited Partners, representing the net proceeds from the sales of the Maitland Center Office Building A and Swenson Business Park - Building B. Since inception, the Partnership has paid total cash distributions of $521.90 per original $500 Unit, including $294.50 per Unit in return of capital payments which have reduced the size of each Unit from $500 to $205.50.

Financial Highlights
Provided below is a review of Partnership operations for the year ended December 31,

                                                          1998         1997
     ----------------------------------------------------------------------
     Total Income                                   $2,959,806   $4,982,306
     Property Operating Expenses                     1,044,029    1,841,368
     Net Income                                        501,135    7,382,420
     Net Cash provided by Operating Activities       1,119,052    2,031,033
     ----------------------------------------------------------------------

      o Total income and property operating expenses decreased due to the sale of Maitland Center Office Building A and Swenson Business Park-Building B in late 1997.

      o The decline in net income is primarily attributable to the $5,620,425 gain on the sales of Maitland Center Office Building A and Swenson Business Park-Building B in 1997.

      o The decrease in net cash provided by operating activities is primarily attributable to a decrease in total income as a result of the sale of two of the Partnership's properties.

General Information
We will keep you updated with respect to the potential sales of Watkins Center and Dawson Business Center in future reports. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address or transfer should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at
(617) 342-4225, and the Partnership's administrative agent can be reached at
(248) 637-7900.

Very truly yours,

CP 1 Real Estate Services Inc.           Hogan Stanton Investment, Inc.
General Partner                          General Partner of HS Advisors II, Ltd.



Michael T. Marron                        Mark P. Mikuta
President                                President

March 29, 1999

COMMERCIAL PROPERTIES 1, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                                     At December 31,   At December 31,
                                                               1998              1997
-------------------------------------------------------------------------------------
Assets
Real estate held for sale                               $11,352,896       $11,163,396
Cash and cash equivalents                                 2,123,556        15,182,204
Restricted cash                                             207,013           195,538
Rent receivable, net of allowance for doubtful
  accounts of $14,072 in 1998 and $19,183 in 1997            14,956           107,967
Other assets                                                 20,347            50,809
-------------------------------------------------------------------------------------
      Total Assets                                      $13,718,768       $26,699,914
=====================================================================================
Liabilities and Partners' Capital
Liabilities:
  Mortgage notes payable                                $ 4,339,648       $ 4,577,848
  Distribution payable                                           --        13,750,000
  Accounts payable and accrued expenses                     190,003           107,192
  Due to affiliates                                           4,800             6,500
  Security deposits payable                                 187,794           183,381
  Prepaid rent                                                3,143             4,124
                                                        -----------------------------
      Total Liabilities                                   4,725,388        18,629,045
                                                        -----------------------------
Minority interest                                         1,792,861         1,371,485
                                                        -----------------------------
Partners' Capital (Deficit):
  General Partners                                         (672,299)         (722,412)
  Limited Partners (75,000 units outstanding)             7,872,818         7,421,796
                                                        -----------------------------
      Total Partners' Capital                             7,200,519         6,699,384
-------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital           $13,718,768       $26,699,914
==========================================================================================



-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1998, 1997 and 1996
                                              General         Limited
                                             Partners        Partners           Total
-------------------------------------------------------------------------------------
Balance at December 31, 1995                $(929,816)   $ 15,733,571    $ 14,803,755
Net Income (Loss)                             158,334         (61,791)         96,543
Distributions                                (158,334)     (1,425,000)     (1,583,334)
-------------------------------------------------------------------------------------
Balance at December 31, 1996                 (929,816)     14,246,780      13,316,964
Net Income                                    232,404       7,150,016       7,382,420
Distributions                                 (25,000)    (13,975,000)    (14,000,000)
-------------------------------------------------------------------------------------
Balance at December 31, 1997                 (722,412)      7,421,796       6,699,384
Net Income                                     50,113         451,022         501,135
-------------------------------------------------------------------------------------
Balance at December 31, 1998                $(672,299)   $  7,872,818    $  7,200,519
=====================================================================================


See accompanying notes to the consolidated financial statements.

COMMERCIAL PROPERTIES 1, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Income
Rent                                       $2,734,657      $4,908,354      $4,502,900
Interest                                      211,738          73,952          41,647
Miscellaneous income                           13,411              --              --
                                           ------------------------------------------
      Total Income                          2,959,806       4,982,306       4,544,547
-------------------------------------------------------------------------------------
Expenses
Property operating                          1,044,029       1,841,368       1,827,870
Depreciation and amortization                      --              --       1,780,187
Interest                                      438,984         459,255         474,760
General and administrative                    530,342         349,294         330,066
Bad debt expense                               23,940          36,301          30,293
                                           ------------------------------------------
      Total Expenses                        2,037,295       2,686,218       4,443,176
                                           ------------------------------------------
Income before minority interest               922,511       2,296,088         101,371
Minority interest                            (421,376)       (534,093)         (4,828)
-------------------------------------------------------------------------------------
Operating income                              501,135       1,761,995          96,543
Gain on sale of real estate assets                 --       5,620,425              --
-------------------------------------------------------------------------------------
      Net Income                           $  501,135      $7,382,420      $   96,543
=====================================================================================
Net Income (Loss) Allocated:
To the General Partners                    $   50,113      $  232,404      $  158,334
To the Limited Partners                       451,022       7,150,016         (61,791)
-------------------------------------------------------------------------------------
                                           $  501,135      $7,382,420      $   96,543
=====================================================================================
Per limited partnership unit
(75,000 outstanding)                          $  6.01         $ 95.33         $  (.82)
-------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

COMMERCIAL PROPERTIES 1, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net Income                               $    501,135     $ 7,382,420     $    96,543
Adjustments to reconcile net income to
net cash provided by operating
activities:
  Depreciation                                     --              --       1,638,155
  Amortization                                     --              --         142,032
  Minority interest                           421,376         534,093           4,828
  Gain on sale of real estate                      --      (5,620,425)             --
  Increase (decrease) in cash arising
  from changes in operating assets
  and liabilities
    Restricted cash                           (11,475)          8,088          (7,264)
    Rent receivable                            93,011         (97,921)        118,494
    Deferred costs allocable to assets
    held for sale                                  --        (173,754)        (98,236)
    Other assets                               30,462          29,974           6,782
    Accounts payable and accrued
    expenses                                   82,811         (21,792)          8,743
    Due to affiliates                          (1,700)         (5,835)         (5,113)
    Security deposits payable                   4,413          (4,104)           (530)
    Prepaid rent                                 (981)            289         (57,457)
                                         --------------------------------------------
Net cash provided by operating
activities                                  1,119,052       2,031,033       1,846,977
-------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Proceeds from sale of real estate                  --      14,421,813              --
Additions to real estate                     (189,500)       (687,706)       (739,672)
                                         --------------------------------------------
Net cash provided by (used for)
investing activities                         (189,500)     13,734,107        (739,672)
-------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Mortgage principal payments                  (238,200)       (217,927)       (196,075)
Cash distributions                        (13,750,000)       (666,667)     (2,650,000)
                                         --------------------------------------------
Net cash used for financing activities    (13,988,200)       (884,594)     (2,846,075)
-------------------------------------------------------------------------------------
Net increase (decrease) in cash and
cash equivalents                          (13,058,648)     14,880,546      (1,738,770)
Cash and cash equivalents,
beginning of period                        15,182,204         301,658       2,040,428
-------------------------------------------------------------------------------------
Cash and cash equivalents,
end of period                            $  2,123,556     $15,182,204     $   301,658
=====================================================================================
Supplemental Disclosure of Cash Flow
Information
Cash paid during the period for
interest                                 $    438,984    $   459,255    $   474,760
-------------------------------------------------------------------------------------
Supplemental Disclosure of Non Cash Investing and Financing Activity
Effective December 31, 1996 the Partnership reclassified all real estate investments together with prepaid leasing costs and deferred rent to real estate held for sale.
-------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

COMMERCIAL PROPERTIES 1, L.P.
AND CONSOLIDATED VENTURES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996

1. Organization
Commercial Properties 1, L.P. (the "Partnership"), formerly Hutton/GSH Commercial Properties 1, was organized as a limited partnership under the laws of the Commonwealth of Virginia pursuant to a Certificate and Agreement of limited partnership dated and filed June 5, 1981, as amended and restated on April 30, 1982 (the "Partnership Agreement"). The Partnership was formed for the purpose of making acquisitions in and operating certain types of commercial real estate. The General Partners of the Partnership are CP1 Real Estate Services Inc. ("RE Services"), which is an affiliate of Lehman Brothers (see below) and HS Advisors II, Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan, Inc. ("GSH"). The General Partners expect to liquidate the Partnership in 1999.

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

On August 1, 1993, GSH transferred all of its leasing, management and sales operations to Goodman Segar Hogan Hoffler, L.P., a Virginia limited partnership ("GSHH"). On that date, the leasing, management and sales operations of a portfolio of properties owned by the principals of Armada/Hoffler were also obtained by GSHH. The General Partner of GSHH is Goodman Segar Hogan Hoffler, Inc., a Virginia corporation ("GSHH Inc."), which has a one percent interest in GSHH. The stockholders of GSHH Inc. are GSH with a sixty-two percent stock interest and H.K. Associates, L.P., an affiliate of Armada/Hoffler ("HK"), with a thirty-eight percent stock interest. The remaining ninety-nine percentage interests in GSHH are limited partnership interests owned fifty percent by GSH and forty-nine percent by HK. On September 28, 1998 GSH sold its general partner and limited partner interests in GSHH to The St. Joe Company, an unaffiliated company. The transactions did not affect the ownership of the general partners.

2. Significant Accounting Policies

Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Consolidation The consolidated financial statements include the accounts of the Partnership and its ventures, Watkins Center Joint Venture, Dawson Business Center Joint Venture, Maitland Center Associates and Beta Building Associates Joint Venture. Intercompany accounts and transactions between the Partnership and the ventures have been eliminated in consolidation.

Real Estate Held for Sale As of December 31, 1996 the Partnership's real estate investments and prepaid leasing costs and deferred rent (as discussed in Note 4) which had a carrying value of $19,106,578 were reclassified as Real Estate Held for Sale and were no longer depreciated or amortized. During 1996 the General Partners agreed to market for sale all four of the Partnership's commercial office buildings once certain lease levels were obtained, various tenant and building improvements were completed and market conditions improved. During 1997, the Partnership signed agreements with commercial real estate brokers to market the properties for sale.

COMMERCIAL PROPERTIES 1, L.P.
AND CONSOLIDATED VENTURES

On November 10, 1997, the Partnership closed on the sale of Swenson Business Park Building B to an unaffiliated third party for net cash proceeds of $5,464,855. The transaction resulted in a gain on sale of approximately $2 million, which is reflected in the Partnership's statement of operations for the period ending December 31, 1997.

On December 19, 1997, the Partnership closed on the sale of Maitland Center Office Building A. The property was sold for net cash proceeds of $8,952,658. The transaction resulted in a gain on sale of approximately $3.6 million, which is reflected in the Partnership's statement of operations for the period ending December 31, 1997.

The General Partners are marketing the remaining properties for sale and anticipate that they will be sold during 1999. However, there can be no assurance that the General Partners will be successful in selling either or both of the properties.

Accounting for Impairment In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 requires that assets held for sale or disposal be carried at the lower of carrying amount or fair value less cost to sell and prohibits depreciation from being recorded during the periods which the asset is being held for sale or disposal. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Reclassifications Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

Cash Equivalents Cash equivalents consist of short-term highly liquid investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Restricted Cash Restricted cash consists of security deposits and amounts held in escrow for the payment of real estate taxes.

Income Taxes No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Fair Value of Financial Instruments Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments " ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar average maturities, the fair value of long-term debt approximates carrying value.

COMMERCIAL PROPERTIES 1, L.P.
AND CONSOLIDATED VENTURES

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Upon the dissolution of the Partnership, the General Partners shall contribute to the capital of the Partnership an amount not to exceed 1% of the total capital contributions made by all the Partners, less any prior capital contributions made by the General Partners. In no event shall the General Partners be obligated to contribute an amount in excess of any negative balance in their respective capital accounts. As of December 31, 1998, the maximum amount that the General Partners would be required to contribute is approximately $373,000.

If upon dissolution of the Partnership, the sum of the Limited Partners' capital contributions plus an amount equal to an 8% cumulative annual return on each Limited Partner's adjusted capital value less any distributions made to each Limited Partner from net cash flow from operations exceeds total distributions to the Limited Partners of net proceeds from a sale or refinancing, the General Partners will contribute to the Partnership for distribution to the Limited Partners an amount equal to the lesser of such excess or the aggregate distribution of net proceeds from a sale or refinancing distributed to the General Partners.

4. Real Estate Held for Sale
As of December 31, 1998, real estate held for sale consisted of two properties acquired, directly or indirectly, by the Partnership. Purchase price amounts exclude acquisition fees and other closing costs.

                                            Square          Date
Property Name                Feet         Location      Acquired           Price
--------------------------------------------------------------------------------
Watkins Center            362,419     Norcross, GA       5/26/82     $10,570,000
Dawson Business Center     75,703     Norcross, GA       1/25/83     $ 2,789,885
--------------------------------------------------------------------------------

COMMERCIAL PROPERTIES 1, L.P.
AND CONSOLIDATED VENTURES

The joint venture partnership agreements substantially provide or provided that:

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

5. Mortgage Notes Payable
The first mortgage loan, secured by Watkins Center, is evidenced by two mortgage notes. The net book value of Watkins Center is $8,799,798 at December 31, 1998. The estimated fair value of the two mortgage notes at December 31, 1998 is approximately equal to the outstanding principal. The mortgage notes secured by Watkins Center were payable in full on June 10, 1997. However, in light of the Partnership's efforts to sell the property, the lender extended the maturity date to June 10, 1998, and subsequently to April 30, 1999 in order to provide sufficient time in which to sell the property. The General Partner will approach the lender regarding a further extension of the maturity date, if necessary. Mortgage notes payable at December 31, 1998 and 1997 are as follows:

                                                             1998          1997
-------------------------------------------------------------------------------
First mortgage note payable in monthly installments of
  $23,278 including interest at 9.375%, through
  April 30, 1999, the date the entire unpaid
  principal is due.                                    $1,762,055    $1,870,609
First mortgage note payable in monthly installments of
  $33,154, including interest at 10.125%, through
  April 30, 1999, the date the entire unpaid
  principal is due.                                     2,577,593     2,707,239
-------------------------------------------------------------------------------
                                                       $4,339,648    $4,577,848
                                                       ==========    ==========

6. Rental Income Under Operating Leases
Future minimum rental income to be received on operating leases as of December 31, 1998 is as follows:

               Year                                        Amount
               --------------------------------------------------
               1999                                    $2,412,049
               2000                                     1,649,576
               2001                                       811,945
               2002                                       226,347
               2003                                        33,543
               --------------------------------------------------
                                                       $5,133,460
                                                       ==========

COMMERCIAL PROPERTIES 1, L.P.
AND CONSOLIDATED VENTURES

7. Transactions with the General Partners and Affiliates
The following is a summary of amounts earned by, or reimbursed to, the General Partners and their affiliates for property management fees and expenses during the years ended December 31, 1998, 1997 and 1996.


                            Unpaid at                      Earned
                          December 31,   --------------------------------------
                                 1998          1998          1997          1996
-------------------------------------------------------------------------------
RE Services and affiliates
  Out-of-pocket expenses      $    --      $  2,352      $  4,308      $  6,365
HS Advisors and affiliates
  Out-of-pocket expenses           --         3,215            --         1,218
  Property management
  fees (GSH)                    4,800       139,973       186,366       183,598
-------------------------------------------------------------------------------
                              $ 4,800      $145,540      $190,674      $191,181
                              =================================================

To facilitate the ability to sell the remaining two Properties, the Partnership entered into agreements with its joint venture partner in both Properties on April 8, 1998, whereby the joint venture partner waived its right of first refusal to buy each property. The joint venture partner was paid $25,000 for each waiver.

8. Reconciliation of Financial Statement Net Income to Federal Income Tax Basis Net Income

Reconciliation of financial statement net income to federal income tax basis net income:

                                                Years Ended December 31,
                                         --------------------------------------
                                               1998          1997          1996
-------------------------------------------------------------------------------
Financial statement net income            $ 501,135    $ 7,382,420    $  96,543
Tax basis depreciation over financial
  statement depreciation                   (559,236)    (1,308,992)     279,903
Gain on sale                                     --      1,983,272           --
Adjustment for deferred rent, free rent      (1,099)       (81,631)     (77,649)
Adjustment for bad debt expense              (5,111)         5,394       16,960
Adjustment for amortization                 (61,167)      (357,472)          --
Adjustment for minority interest           (208,380)      (181,647)          --
Minority interest                           421,376        534,093           --
Other miscellaneous adjustments                  85            380        5,141
-------------------------------------------------------------------------------
Federal income tax basis net income       $  87,603    $ 7,975,817    $ 320,898
===============================================================================

11

-------------------------------------------------------------------------------
                         REPORT OF INDEPENDENT AUDITORS
-------------------------------------------------------------------------------



General and Limited Partners
Commercial Properties 1, L.P.
and Consolidated Ventures

We have audited the accompanying consolidated balance sheets of Commercial Properties 1, L.P. and Consolidated Ventures as of December 31, 1998 and 1997, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above represent fairly, in all material respects, the consolidated financial position of Commercial Properties 1, L.P. and Consolidated Ventures at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepting accounting principles.


                                                /s/ERNST & YOUNG LLP

New York, New York
February 5, 1999

12

--------------------------------------------------------------------------------
                               NET ASSET VALUATION
--------------------------------------------------------------------------------

Comparison of Acquisition Costs to Estimated Value and Determination of Net Asset Value Per $205.50 Unit at December 31, 1998 (Unaudited)


                                             Acquisition Cost
                                              (Purchase Price     Partnership's
                                                 Plus General          Share of
                                                     Partners'      December 31,
                                  Date of         Acquisition    1998 Estimated
Property                      Acquisition                Fees)          Value(1)
-------------------------------------------------------------------------------
Watkins Center(2)                05-26-82          $6,468,661       $ 9,574,000
Dawson Business Center           01-25-83           3,514,325         4,551,000
                                                   ----------       -----------
                                                   $9,982,986        14,125,000
                                                   ==========

Cash and cash equivalents                                             2,123,556
Restricted cash                                                         207,013
Rent receivable, net of allowance
  for doubtful accounts                                                  14,956
Other assets                                                             20,347
                                                                    -----------
                                                                     16,490,872
Less:
  Total liabilities - net of mortgage notes                             385,740
                                                                    -----------
Partnership Net Asset Value(3)                                      $16,105,132
                                                                    ===========

Net Asset Value Allocated:
  Limited Partners                                                  $16,017,853
  General Partners                                                       87,279
                                                                    -----------
                                                                    $16,105,132
                                                                    ===========
Net Asset Value Per Unit
  (75,000 units outstanding)                                        $    213.57
-------------------------------------------------------------------------------


(1) This represents the Partnership's share of the December 31, 1998 estimated values for Watkins Center and Dawson Business Center which were determined by the General Partners, with the assistance of the broker engaged to market the properties. The Partnership's share of the December 31, 1998 estimated value takes into account the allocation provisions of the joint venture agreements governing the distribution of sales proceeds for each of the properties.

(2) The Acquisition Cost and Partnership's share of the December 31, 1998 estimated values are net of the outstanding mortgage loan balances at the time of acquisition and at December 31, 1998, respectively.

(3) The Net Asset Value assumes a hypothetical sale on December 31, 1998 of the Partnership's properties at their estimated values and the distribution of the net proceeds to Limited Partners in the liquidation of the Partnership. Real estate brokerage commissions and other costs associated with selling the Partnership's properties are not determinable at this time and as such are not included in the calculation. Since the Partnership would incur these expenses in the sale of its properties cash available for the distribution to the Partners would be less than the Net Asset Value. The current market value of the Units may differ substantially from their Net Asset Value.

Limited Partners should note that properties' values are estimated and the actual values realizable upon sale may be significantly different. The estimated value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the estimated value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

13

             Schedule III - Real Estate and Accumulated Depreciation
                                December 31, 1998

Real Estate Assets held for Disposition
                                                            Dawson
Consolidated Ventures:            Watkins Center    Business Center              Total
Location                            Norcross, GA       Norcross, GA                 na
Construction date                      1977-1980               1982                 na
Acquisition date                        05-26-82           01-25-83                 na
Life on which depreciation in
latest income statements is
computed                                     (1)                (1)                (1)
Encumbrances                         $ 4,339,648         $       --        $ 4,339,648
Initial cost to Partnership:
  Land                                 1,938,440            506,336          2,444,776
  Buildings and improvements          12,920,230          3,010,736         15,930,966
Costs capitalized subsequent
to acquisition:
  Land                                        --                 --                 --
  Buildings and improvements           1,954,611            386,947          2,341,558
  Property leasing cost, net             174,355             41,624            215,979
  Deferred rent                          109,315             55,738            165,053
Gross amount at which carried
at close of period(2):
  Land                                 1,938,440            506,336          2,444,776
  Buildings and improvements          14,874,841          3,397,683         18,272,524
  Property leasing cost, net             174,355             41,624            215,979
  Deferred rent                          109,315             55,738            165,053
                                     -------------------------------------------------
                                      17,096,951          4,001,381         21,098,332
                                     -------------------------------------------------
Accumulated depreciation(3)          $ 8,013,484         $1,731,952        $ 9,745,436
--------------------------------------------------------------------------------------

(1) Buildings and improvements - 40 years; personal property - 10 years.

(2) For Federal income tax purposes, the basis of the land, building and improvements is $19,347,702.

(3) For Federal income tax purposes, the amount of accumulated depreciation is $10,948 230.


A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1998, 1997, and 1996 is as follows:

                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Real estate investments:
Beginning of year                         $20,908,832    $ 34,384,913     $33,052,706
Additions                                     189,500         687,706         739,672
Net, prepaid leasing costs - reclassified          --              --         379,758
Deferred rent receivable - reclassified            --              --         215,389
Deletions                                          --     (14,163,787)         (2,612)
End of year                               $21,098,332    $ 20,908,832     $34,384,913
                                          -------------------------------------------
Accumulated depreciation:
Beginning of year                         $ 9,745,436    $ 15,278,335     $13,642,791
Depreciation expense                               --              --       1,638,156
Deletions                                          --      (5,532,899)         (2,612)
End of year                               $ 9,745,436    $  9,745,436     $15,278,335
-------------------------------------------------------------------------------------